Exhibit 99.7

Notes to 2005

CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF THE ALTADIS GROUP

Altadis, S.A. (hereinafter “the Parent Company”) was incorporated on March 5, 1945, under the name of Tabacalera Sociedad Anónima, Compañía Gestora del Monopolio de Tabacos y Servicios Anejos, which was subsequently changed to Tabacalera, S.A. Its current name was approved by the Shareholders’ Meeting on November 13, 1999.

The Group’s core business lines are the manufacture and marketing of cigars and cigarettes and the distribution of tobacco and other products.

In 1999 a business association process was carried out between Tabacalera, S.A. and SEITA (Société Nationale d’Exploitation Industrielle des Tabacs et Allumettes, S.A.). This transaction took the form of a Public Exchange offer by Tabacalera, S.A. for all the shares of SEITA, and 19 shares of Tabacalera, S.A. were delivered for every 6 shares owned by SEITA shareholders who accepted the offer. 83.07% of the capital stock of SEITA was acquired in this transaction, which was approved by Tabacalera, S.A.’s Shareholders’ Meeting on November 13, 1999, which also changed the Company’s corporate name to Altadis, S.A., as indicated above. After various subsequent acquisitions and a delisting tender offer for SEITA shares that Altadis, S.A. completed in January 2003, the Parent Company acquired all the shares of SEITA owned by minority shareholders.

Details of the investees included in the scope of consolidation and which comprise the Altadis Group as of December 31, 2005, indicating, inter alia, the Parent Company’s ownership interest and the cost thereof, the method of consolidation used and the respective lines of business, registered offices and corporate names of each investee, are included in Exhibit I. Altadis, S.A.’s registered office is located in Madrid.

2. BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS AND CONSOLIDATION PRINCIPLES

2.1. Adoption of International Financial Reporting Standards (IFRS) –

The consolidated financial statements for the year ended 31 December 2005 are the first to be prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the European Union in accordance with the Regulation (EC) No.1606/2002 of the European Parliament and of the Council of 19 July 2002, by which all companies governed by the Law of a member state of the European Union and whose shares are listed on a regulated market of any of the States comprising this, must present their consolidated financial statements for the years beginning from 1 January 2005 in accordance with the IFRS endorsed by the European Union. In Spain, the requirement to present consolidated financial statements under the IFRS approved in Europe is also governed by the eleventh final provision of Law 62/2003 of 30 December, relating to fiscal, administrative and social order measures.

These new regulations imply, with respect to those in force when the consolidated financial statements of the Group for 2004 (Spanish National Chart of Accounts RD 1643/1990) were prepared:

•    Changes to the accounting policies, valuation criteria and presentation of the financial statements which form part of the consolidated financial statements.

•    The inclusion in the consolidated financial statements of the statement of changes in equity and of the cash flow statement.

•    Additional disclosures in the notes to the consolidated financial statements.

2.2. Preparation of the consolidated financial statements–

The consolidated financial statements for 2005, approved by the directors of Altadis, S.A. at the Board meeting held on 31 march, 2006, have been prepared from the accounting records and financial statements of the Parent Company and its subsidiaries.

In their preparation all accounting principles and standards and valuation criteria of obligatory application were taken into consideration and, accordingly, they give a true and fair view of the consolidated equity and financial position of the Altadis Group at December 31, 2005 and of the results of its operations, and of changes to its equity and of cash flows which have occurred in the Group in the year ended on that date.

The financial statements of Altadis, S.A. and of its subsidiaries, prepared by the directors of each company, will be submitted for the approval of their respective Shareholders’ Meetings. The directors of Altadis, S.A. will also submit these consolidated financial statements for approval by the Shareholders’ Meeting, and consider that they will be approved without any changes.

The consolidated financial statements of the Group for 2004 were approved by the Shareholders’ Meeting of the Parent Company held on June 29, 2005.

Note 5 includes a summary of the main accounting principles and valuation methods applied in preparing the consolidated financial statements of the Group for 2005.

2.3. Principal decisions regarding the first-time adoption of IFRS–

In compliance with IFRS 1 (Firt-Time adoption), the Group has taken the following decisions:

•    Business combinations: IFRS 3 has not been retrospectively applied for acquisitions made prior to the date of transition (January 1, 2004).

•    Share-based payments: stock-options plans at the date of transition to IFRS in the Altadis Group were granted before November 7, 2002. Accordingly, the group chosen the option to not appy IFRS 2 to these plans.

•    Property, plan and equipment: existing cost values have been maintained except for a land owned by the subsidiary LOGISTA (Compañia de Distribución Integral Logista, S.A.), for which the market value at the date of first adoption of IFRS has been taken as cost (see Note 3).

•    The translation differences balance at January 1, 2004 has been cancelled and this cancellation recorded as a decrease in value of the reserves of the consolidated companies originating these differences.

•    Financial instruments: the Group has decided to adopt IAS 32 and 39 prospectively from January 1, 2005 as permitted by these Standards. Their adoption will mainly imply:

a)              Classifying treasury stock, with a net balance at that date of €16,189 thousand, as a decrease in equity.

b)             Recognising futures and derivatives contracts at fair value, recording a decrease in equity of €2,665 thousand.

c)              Classifying the shareholding in Iberia Líneas Aéreas de España, S.A. as a financial investment available-for-sale, valuing it at fair value at the date of first adoption of IAS 32/39 (1 January 2005). The adoption of this criterion at the above mentioned date has resulted in a net reduction in the equity attributable to shareholders of the Parent Company of €14,838 thousand

The effect on the 2004 financial statements of applying IASs 32 and 39 from 1 January 2004, would not have been significant.

2.4. Information regarding 2004–

In compliance with the requirements of IAS 1, the information included in these Notes in respect of 2004 is presented for purposes of comparison with the information relating to 2005 and, accordingly, does not represent in itself the consolidated financial statements of the Group for 2004.

2.5. Currency of presentation

These financial statements are presented in euros. Foreign currency transactions are recorded in accordance with the criteria described in Note 5.16.

2.6. Responsibility for the information and estimates made–

The information included in these consolidated financial statements is the responsibility of the Directors of the Parent Company.

In the preparation of the consolidated financial statements for 2005 and 2004 estimates made by the Directors of the Group have been used to value certain assets, liabilities, revenues, expenses and commitments recorded therein. Basically, these estimates refer to:

• The assessment of possible impairment of certain assets.

•    Assumptions used in the actuarial calculation of pension liabilities and other commitments with personnel.

•    The useful lives of property, plant and equipment, and intangible assets.

•    The recognition of goodwill and of certain intangible assets.

•    The fair value of certain assets.

•    Provisions, etc.

These estimates were made on the basis of the best available information at December 31, 2005. However, future events may require these estimates to be modified which would be done prospectively, in accordance with IAS 8.

2.7. Consolidation principles–

2.7.1. Dependent Companies

Dependent companies are considered to be those companies included in the scope of consolidation which the Parent Company directly or indirectly manages by virtue of ownership of a majority of the voting rights in their representation and decision-making bodies or has the capacity to exercise control over.

The financial statements of dependent companies are fully consolidated. All material balances and transactions between consolidated companies were eliminated on consolidation.

If necessary, adjustments are made to the financial statements of subsidiaries to unify the accounting policies used with those of the Group.

Third party interests in Group equity and income are presented respectively in the items “Minority Interests” in the consolidated balance sheet and income statement.

Results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or until the effective date of disposal, as appropriate.

2.7.2. Joint ventures

“Joint ventures” are those in which management of the investees is carried out jointly by the Parent Company and by third parties, with neither owning a majority of the voting rights. The financial statements of joint ventures are proportionally consolidated.

Assets and liabilities from joint ventures are presented in the balance sheet in accordance with their specific nature. In the same way, revenue and expenses originating in joint ventures are presented in the consolidated income statement in accordance with their nature.

If necessary, adjustments are made to the financial statements of these companies to unify their accounting policies with those used by the Group.

2.7.3. Associated Companies

Associated companies are those over which the Parent Company has the capacity to exercise significant influence. In general it is assumed that there is significant influence when the Group’s percentage of ownership (direct or indirect) is over 20% of voting rights, provided this does not exceed 50%.

In the consolidated financial statements, associated companies are valued by the equity method, in other words by the fraction of their net asset value which the Group’s shareholding in their capital represents, after taking into account dividends received and other asset eliminations.

Profit or loss on transactions with associated companies is eliminated to the extent of the percentage of the Group’s stake in their capital.

If necessary, adjustments are made to the financial statements of these companies to unify their accounting policies with those used by the Group.

2.7.4. Foreign currency translation

The criteria used for translating to euros the various captions in the balance sheets and income statements of the foreign companies that were included in the scope of consolidation were as follows:

•    Assets and liabilities were translated at the year-end exchange rates.

•    Capital and reserves were translated at historical exchange rates prevailing at the date of first adoption of IFRS. For sub-secuences dates, historical rates were applied.

•    The income statements were translated at the average exchange rates for the year.

The differences arising from the application of these criteria were included under the “Reserves in consolidated companies - Translation Differences” item of the Equity caption. These translation differences will be taken to revenues or expenses in the period in which the investment which generated these differences was, totally or partially, made or disposed of.

Adjustments arising from the adoption of IFRS at the moment of acquisition of a foreign company relating to the fair value and goodwill, are considered assets and liabilities of that company and accordingly, are translated at the exchange rate prevailing at the year-end.

2.7.5. Changes in the scope of consolidation

The most significant variations in the scope of consolidation in 2005 and 2004 with an effect on the inter-year comparison were as follows:

a. Main changes in the perimeter of consolidation in 2005

Acquisitions

In April 2005 in compliance with the agreements entered into by Altadis, S.A. and the Italian group Autogrill, Altadis, S.A. contributed its total shareholding in Aldeasa, S.A. (a company which holds concessions for the operation of stores in airports and museums) to Retail Airport Finance, S.L. As a result of this contribution and other corporate operations, Altadis, S.A. has a 50% interest in the capital stock of Retail Airport Finance, S.L. After the completion and execution of the aforementioned agreements, Retail Airport Finance, S.L., as a result of the tender offer for Aldeasa, S.A. shares, the contribution made by Altadis, S.A., and the subsequent delisting tender offer, owns 99.61% of the capital stock of Aldeasa, S.A. at 31 December 2005.

Altadis, S.A. and the Autogrill group exercise joint control over Retail Airport Finance, S.L., and over its subsidiary Aldeasa, S.A.

As a result of this operation the shareholding in Aldeasa, S.A. is now considered a joint venture instead of an associated company and accordingly has been proportionally consolidated since May 2005.

Because of its nature, no gain was recognised on this transaction.

The difference between the cost of acquisition and the related carrying amount was attributed partially and provisionally to assets, the detail being as follows:

Thousands of Euros
Property, plant and equipment	27,500
Intangible assets – Concessions	100,000
Deferred tax liability	(44,625)
82,875

In 2006 the difference on first consolidation will be definitively allocated.

As a result of this operation the balance of goodwill at 31 December 2005 amounts to €84,980 thousand and is attributable to the generation of future income.

Revenue and pre-tax income of the Retail Airport Finance subgroup between the date of acquisition (April 2005) and the year-end were €216,588 and €1,265 thousand respectively.

Retirements

At the end of 2005 the Altadis Group sold all its shareholdings (50%) in CITA, Tabacos de Canarias, S.L. and Tabacos Canary Islands, S.A. (TACISA) to the Gallaher group. These companies manufacture and sale tobacco products and are based in the Canary Islands. The amount of the operation was €32,000 thousand, and is subject to change depending on the working capital and debt of the companies and other parameters calculated on the basis of audited figures at December 31, 2005. Group management estimates that any changes in price which may occur will not be material. Results recorded on the disposal of these companies are not relevant. These companies were consolidated by the equity method and losses of €4,616 thousand had been recorded up to the date of sale.

b. Main changes in the perimeter of consolidation in 2004

At the end of 2004, the Group acquired 99.69% of Balkanskaya Zvezda (“Balkan Star”), for €246 million, including costs pertaining to the consolidation process. The corporate purpose of this company, with head office in Russia, is the manufacture and sale of cigarettes. The main assets acquired, and the goodwill generated on this acquisition, which was allocated in 2005, are as follows:

	Thousands of Euros
BALKAN STAR Net assets and liabilities acquired	Carrying value at date of acquisition	Fair value Adjustments	Fair value
Non-current assets	25,078	24,850	49,928
Current assets	75,385	—	75,385
Non-current liabilities	—	(6,160)	(6,160)
Current liabilities	(9,334)	—	(9,334)
	91,129	18,690	109,819
Goodwill (*)			136,487
Acquisition cost			245,966

Cash flow generated by the operation
Amount paid			245,966
Less Cash acquired			36,183
			209,783

(*) Subject to change due to translation difference.

The goodwill generated on the acquisition of BALKAN STAR and which was allocated in 2005 is attributable to the generation of future income.

Net sales and pre-tax income of BALKAN STAR between the date of acquisition (November 2004) and the year-end amounted to €20,977 and €3,588 thousand respectively. Information on the impact of the acquisition if it had been made on January 1, 2004 is not included due to the difficulty of obtaining reliable and uniform comparative information, as this company uses different accounting methods to those of the Group.

In addition, in December 2004 the dependent company LOGISTA. acquired 96% of the Italian company Logista Italia (formerly Etinera), whose core business is cigarette distribution, for €566 million. The main assets acquired, and the goodwill generated on this acquisition, which was allocated in 2005, are as follows:

	Thousands of Euros
LOGISTA ITALIA Net assets and liabilities acquired	Underlying Amount at acquisition	Fair value adjustments	Fair value
Non-current assets	125,061	—	125,061
Current assets	816,387	—	816,387
Non-current liabilities	(48,125)	—	(48,125)
Current liabilities	(857,336)	—	(857,336)
	35,987	—	35,987
Goodwill			530,413
Acquisition cost			566,400

Cash flow generated by the operation
Amount paid			566,400
Less Cash acquired			300,125
			266,275

At the date of acquisition, Logista Italia’s assets included goodwill in an amount of €98,262 thousand. Accordingly, total goodwill generated by the acquisition amounts to €628,675 thousand (see Note 9).

The goodwill generated on the acquisition of this company is attributable to the generation of future income.

This acquisition was carried out on December 30, 2004 so the accounts for 2004 do not include any revenue or income from this company. Information on the impact of the acquisition if it had been made on 1 January 2004 is not included due to the difficulty of obtaining reliable and uniform comparative information as this company uses different accounting methods to those of the Group.

3. RECONCILIATION OF 2004 STARTING AND CLOSING BALANCES BETWEEN LOCAL REGULATIONS AND IFRS

Fiscal year 2005 is the first one for which the Group presented its financial statements in accordance with IFRS. The last financial statements prepared in accordance with Spanish accounting principles and regulations were those for the year ended December 31, 2004. The date of transition to IFRS is January 1, 2004.

In accordance with IFRS 1, the reconciliation of consolidated equity at January 1, 2004 and of consolidated equity and the consolidated income statement at December 31, 2004 are presented below:

Equity at January 1, 2004

Thousands of Euros
Equity at 1 January 2004 according to accounting principles and standards generally accepted in Spain and in force at the date (*)	1,130,763
Impact of transition to IFRS–
Treasury stock of dependent companies (SEITA and LOGISTA)	(14,591)
Revenue recognition	(12,295)
Elimination of deferred expenses and other intangible assets	(5,959)
Personnel provisions	(2,140)
Asset impairment	(2,087)
Recording of deferred tax liability (net)	(2,019)
Revaluation of land	9,972
Reclassification of negative goodwill	8,066
Other	(133)
Total impact on equity	(21,186)
Equity at January 1, 2004 according to IFRS	1,109,577
Minority interests	256,403
TOTAL EQUITY AT JANUARY 1, 2004 ACCORDING TO IFRS	1,365,980

(*) Obtained from the consolidated financial statements at December 31, 2003, prepared in accordance with accounting principles and standards applicable in Spain at that date.

The main changes in equity at January 1, 2004 originated in the following items:

Treasury stock of SEITA and LOGISTA

In application of IFRS, the Group now considers the shares of SEITA and LOGISTA, which were held to meet these companies’ stock option commitments with their personnel, as a reduction in the subsidiaries’ shareholders’ equity. Under Spanish principles these shares were recorded as non-current financial assets.

Revenue recognition

In application of IAS 18 the Group considers that certain sales made to French tobacconists, and exports to British American Tobacco (mainly to Germany and Switzerland), do not meet the requirements for transferring all the risks and benefits associated with these sales. Accordingly, the margin associated with these sales has been eliminated.

Elimination of deferred expenses, start-up expenses and other intangible assets

In application of IFRS, the Group has cancelled deferred and start-up expenses which, in accordance with Spanish principles and standards, it had been depreciated for several years.

Personnel provisions

In application of IAS 19, the Group has recorded certain liabilities arising from employee incentives.

Asset impairment

This corresponds to the write-off of certain assets in a dependent company of the LOGISTA group due to the impairment tests carried out (IAS 36).

Recording of deferred tax liability (net)

Changes in equity corresponding to deferred tax assets and liabilities correspond, mainly, to the recording of the fiscal impact of the adjustments made as a result of adoption of IFRS and to the recording of deferred taxes in application of IAS 12.

Revaluation of land

In application of IFRS 1, the Group has decided to record the revaluation of land owned by the dependent company LOGISTA, and to consider the corresponding revalued cost as the initial cost at 1 January 2004. The revaluation of this land to €31,507 thousand represents an increase in value of €25,000 thousand. The impact on the Group’s equity of this revaluation, net of the tax impact and minority interests, amounts to approximately €9,972 thousand.

Negative differences in consolidation

In application of IFRS 1, the Group has considered certain negative differences in consolidation as an increase in equity.

Income statement for 2004

The main changes in the income statement for 2004 deriving from the application of the IFRS are shown below:

Thousands of Euros
Income for 2004 according to accounting principles and standards generally accepted in Spain and in force at the date (*)	413,311
Impact of transition to IFRS–
Elimination of the amortisation of goodwill and of intangible assets	124,033
Other	1,993
INCOME FOR 2004 ACCORDING TO IFRS	539,337

(*) Obtained from the consolidated financial statements at December 31, 2004, prepared in accordance with the Spanish National Chart of Accounts.

Goodwill and intangible assets

In accordance with IFRS, goodwill and intangible assets with an indefinite life are not amortised. Accordingly, the Group has reversed €124,033 thousand corresponding to amortisation recorded in accordance with the regulations established by the Spanish National Chart of Accounts.

Equity at 31 December 2004

Thousands
of Euros
Equity at December 31, 2004 according to accounting principles and standards generally accepted in Spain and in force at the date (*)	1,043,815
Impact of transition to IFRS–
Adjustments to initial equity	(21,186)
Adjustments to the result for the year	126,026
Translation differences and others	(8,827)
Total impact on equity	96,013
Equity at 31 December 2004 according to IFRS	1,139,828
Minority interests	286,649
TOTAL EQUITY AT 31 DECEMBER 2004 ACCORDING TO IFRS	1,426,477

(*) Obtained from the consolidated financial statements at 31 December 2004, prepared in accordance with the Spanish National Chart of Accounts.

The translation differences adjustment was mainly originated by the consideration of certain goodwill and intangible assets as assets of foreign companies and so subject to exchange rate fluctuations.

4. DISTRIBUTION OF INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY

The proposed distribution of Parent Company income for 2005 that the Board of Directors will submit for approval by the Shareholders’ Meeting is to pay, with a charge to income for the year of Altadis, S.A., a dividend of € 1 per share. The remainder will be allocated to increasing the balance of the Parent Company’s reserves.

5. ACCOUNTING PRINCIPLES AND POLICIES AND VALUATION STANDARDS USED

The main valuation standards, and accounting principle and policies used in preparing the consolidated financial statements for 2005 and 2004 were as follows:

5.1. Property, plant and equipments–

Property, plant and equipments are recorded at cost of acquisition less accumulated depreciation. The cost of acquisition is revalued, in the case of certain consolidated companies, pursuant to applicable legislation in the various countries or certain voluntary revaluations (see Note 2.3).

Upkeep and maintenance expenses are expensed currently. However, the costs of improvements leading to increased capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

The consolidated companies depreciate their property, plant and equipment by the straight-line method at annual rates based on the years of estimated useful life of the related assets. The rates used are as follows:

Depreciation Rate
Buildings for Own Use	2 - 4
Plant and machinery	10 - 25
Other furniture, fittings and equipment	6 - 25
Other assets	10 - 33

Land is deemed to have an indefinite life and so is not depreciated.

Assets acquired under leasing arrangements are depreciated over their estimated useful lives.

5.2. Investments properties–

This item comprises investments in land and buildings which are held to generate rental income properties. It also includes those buildings from which it is expected to obtain capital gains on their disposal, although their sale is not envisaged in the short term. They are valued at the lower of cost of acquisition less accumulated depreciation and fair value. The cost of acquisition is revalued, in the case of certain consolidated companies, pursuant to applicable legislation in the various countries.

Depreciation is recorded under the same criteria as for elements of the same class of property, plant and equipment asset (see Note 5.1).

In accordance with IAS 40, the Group calculates the fair value of investments on a regular basis. This value is calculated with reference to the prices of comparable transactions, internal reports, independent appraisals, etc, so that at the year-end the fair value indicated in Note 8 reflects the estimates of the Directors of the Group as to the fair values of investments properties at that date.

5.3. Goodwill–

Until January 1, 2004, the date of transition to IFRS, positive or negative differences between the acquisition cost of a holding in a consolidated company and its underlying book value on the date of purchase which could not be allocated to specific assets were recorded under the “Goodwill” or “Negative Goodwill” captions, respectively, in the consolidated balance sheet. Values for goodwill have been maintained at the date of transition. Where differences were negative and did not correspond to a decrease in value of certain identified assets, these have been adjusted on transition to IFRS (see Note 3). For acquisitions made after the transition to IFRS of the Altadis Group, any excess of the cost of acquisition of holdings in the capital of consolidated companies in respect of their corresponding underlying book values is allocated as follows:

1.     If the excess is assignable to specific assets of the companies acquired, by increasing the value of the assets whose fair values are higher than the net book values at which they are recorded in the balance sheets of the companies acquired.

2.     If the excess is assignable to specific intangible assets, by explicitly recognising this in the consolidated balance sheet provided the fair value at the date of acquisition can be reliably calculated.

3.     Other differences are recorded as goodwill, which is assigned to one or more specific cash-generating units from which income is expected to be obtained in the future.

Goodwill is only recorded when acquired to third parties.

The goodwill generated on the acquisition of associated companies is recorded as an increase in the value of the shareholding from adoption of IFRS.

Goodwill is not amortised. At the end of each year, or when signs of a loss of value are evident, the Group estimates, via an impairment test, possible permanent losses of value which reduce the recoverable value of goodwill to an amount lower than the net cost recorded. If this is the case, the corresponding loss is recorded. Write-offs made in this way may not be subsequently reversed.

To carry out the impairment test all goodwill is assigned to one or more cash-generating units.

5.4. Intangible assets–

Intangible assets are specifically identifiable non-cash assets acquired from third parties. Only those assets whose cost can be estimated objectively and from which future income is expected to be obtained are booked.

Assets for which there is no limit to the period over which they will generate income are deemed to have an “indefinite life”. Other intangible assets are considered to have a “finite life”. Intangible assets with an indefinite life are not amortised, and so are subject to impairment testing at least once a year using the same methods as for goodwill (see Note 5.3).

Intangible assets with finite useful lives are amortised by the straight-line method at annual rates based on the years of estimated useful life of the related assets.

Trademarks

The balance of the Trademarks account includes the acquisition cost of the rights on certain brands of cigars, little cigars and cigarettes and/or the value assigned them in the consolidation process (see Note 10).

“Trademarks” are considered to have indefinite lives.

Concessions, rights and licences

This account mainly includes amounts paid to acquire certain concessions and licences for the distribution, sale and/or manufacture of tobacco products in United States, Morocco and Cuba. It also includes the value of concessions granted to Aldeasa to operate retail stores in various airports (see Note 10).

This account also includes rights which the Group holds over Nicot Participations in respect of certain tax incentives on which the return is guaranteed.

The items included in this account are amortised by the straight-line method over the period in which these are in force, which varies between 5 and 20 years.

Computer software

Computer software is recorded at cost of acquisition and cost of implementation by third parties and is amortized on a straight-line basis over five years. The related maintenance costs are expensed currently.

5.5. Loss of value of property, plant and equipment, and intangible assets–

Each year, the Group assesses possible permanent losses of value which require it to reduce the carrying amount of its property, plant and equipment, and intangible assets when their recoverable value is lower than the book value.

The recoverable amount is the higher of net selling price and value in use. The value in use is calculated on the basis of estimated future cash flows discounted at a rate which reflects the time value of money as represented by the current market risk-free rate of interest and the specific uncertainty associated with the asset.

When it is estimated that the recoverable amount is lower than the carrying amount, the latter is reduced to the recoverable amount and the corresponding write-off is recognised through the income statement.

If an impairment loss is subsequently reversed, the carrying amount of the asset is increased up to the original carrying amount prior to the recognition of the loss in value.

5.6. Leasing–

Leasing arrangements are classified as financial leasing when their terms and conditions substantially transfer the associated risks and benefits to the Group, which usually has an option of acquiring the asset at the end of the lease under the conditions agreed when the operation was executed. Other leasing arrangements are classified as operating leases.

5.6.1. Financial leases

The Group recognises financial leases as assets and liabilities in the balance sheet, at the beginning of the lease, at the fair value of the leased asset or at the present value of the minimum lease payments, if this is lower. The interest rate of the lease contract is used to calculate the present value of the lease payments.

The cost of assets acquired through financial leasing is presented in the consolidated balance sheet in accordance with the nature of the asset associated with the lease (see Note 5.1).

Financial expenses are distributed over the lease period in accordance with financial criteria.

5.6.2. Operating leases

Under operating leases, ownership of the leased asset and substantially all risks and benefits associated with the asset, remain with the lessor.

When the Group acts as lessor, it recognises revenue from operating leases by the straight-line method, in accordance with the terms and conditions of the lease contracts. These assets are depreciated in accordance with the policies adopted for similar property, plant and equipment for own use.

When the Group acts as lessee, leasing expenses are taken to the income statement on a straight-line basis.

5.7. Financial instruments–

5.7.1. Financial Assets

Financial Investments

Investments available-for-sale

This items includes securities purchased and available for sale which are not going to be sold inmediately.

They are carried at fair value, and any fluctuations are recognised directly in equity until the asset is sold or a permanent loss in value occurs.

The fair value of a financial instrument on a given date is understood to be its market price. If the market price cannot be objectively and reliably estimated, the price of recent transactions or the present discounted value of future cash flows is used.

Other current and non-current financial assets

This item includes investments with fixed or determinable payments, stated maturity and which Group companies intend to hold until maturity. Specifically, the following investments have been classified in these items:

•  Long and short term loans

•  Guarantees

•  Deposits and other financial assets

Loans granted are carried at the amount provided pending collection. The Group has made the corresponding provisions for default risks.

Guarantees and deposits are carried at the amounts paid.

Treasury stock

The Group has decided to adopt IAS 32 and 39 from January 1, 2005. Consequently, at December 31, 2004 treasury shares are presented, according to the principles of the Spanish National Chart of Accounts, on the asset side of the balance sheet at the carrying amount value calculated on the basis of the consolidated balance sheet of the Altadis Group at December 31, 2004. For purposes of these financial statements, the Group has included in treasury stock the equity swap contracts entered into to cover the free share plans (see note 17).

Financial assets at fair value.

This item includes deposits maturing at more than 3 months and other financial assets in which the Group places its temporary cash surpluses.

They are carried at fair value and any fluctuations which occur are recorded directly in the income statement for the year.

Trade and other receivables

Trade debtors and other accounts receivable are carried at their nominal value, equivalent to their fair value, and are recorded net of any provisions for possible insolvency risks.

Cash and equivalents

This item includes both cash and sight deposits. Other equivalent liquid assets are short term investments maturing in less than three months and which are not subject to a significant risk of change in value.

5.7.2. Financial Liabilities

Bank loans

Bank loans are carried at the amount received, net of direct issuing costs. Interest expenses are booked according to accrual criteria in the income statement using a financial method and are incorporated to the amount booked under liabilities if not paid during the period in which they accrue.

Trade payables

Trade creditors are recorded at repayment value.

5.7.3. Derivatives and accounting of hedges

The Group is exposed to exchange rate and interest rate risks. It uses derivative instruments (mainly swaps, forwards and options) to hedge these risks (see Note 27).

Futures contracts and financial instruments are classified as hedges when:

•    The instrument is expected to be highly effective in offsetting the impact of changes in the fair value or cash flows of the hedged risk.

•    This effectiveness can be reliably measured.

•    The hedging relationship is formally documented from the beginning of the operation.

•    The hedged transaction is highly probable.

As a principle the Group does not use derivative instruments for speculative purposes.

Hedging instruments are carried at fair value at the trading date. Subsequent fluctuations in the fair value are recorded as follows:

•    For fair value hedges, changes in the value of both the hedge contracts and the assets and/or liabilities hedged are recognised directly in the income statement.

•    For cash flow hedges, changes in valuation arising in that portion of the hedge deemed effective are recorded with counterparty under the asset item “Valuation adjustments – Hedging reserve”. Valuation differences are not taken to results until the losses or gains on the hedged transactions are recorded in results or until the date of maturity of the transactions.

Valuation differences corresponding to hedging instruments not deemed effective are taken directly to the income statement.

Fluctuations in the fair value of derivative instruments which do not meet the criteria for hedge accounting are recognised in the income statement as they occur.

5.8. Non-current assets available-for-sale–

Non-current assets are classified at available-for-sale when their carrying amount is expected to be recovered through their disposal. This condition is deemed to have been met only when disposal is highly probable, and the asset is available for immediate sale in its current state and this will foreseeably be concluded in a period of one year from the date of classification.

Non-current assets classified as available-for-sale are carried at the lower of book value and fair value less cost of sale.

The amortisation of non-current assets available-for-sale is discontinued when they are classified as such.

5.9. Inventories–

Inventories of raw materials and merchandise are valued at the lower of cost or net realisable value. Cost is determined using the weighted average cost method.

Semi-finished and finished goods are valued at the lower of production cost or net realisable value. Production cost consists of the cost of raw materials and other consumables plus the remaining manufacturing costs directly assignable to the product and any indirect costs assignable to it. Net realisable value is an estimate of the sale price less all estimated sale and distribution costs.

The Altadis Group assesses the net realisable value of inventories and makes the appropriate provisions when the cost exceeds the net realisable value.

5.10. Current/Non-current–

In the consolidated balance sheet, receivables and payables maturing in 12 months or less from year-end are classified as current assets and current liabilities, respectively, and those maturing at over 12 months as non-current.

5.11. Severance costs–

Under current labor legislation and as stipulated in certain labor contracts, Group companies are required to make severance payments to employees terminated under certain conditions.

When a restructuring plan is approved by the directors, made public and notified to the employees, the Group records the appropriate provisions to meet future payments arising from implementation of the plan, based on the best estimates available of the projected costs per the related actuarial studies. (see Note 29).

5.12 Pension and other commitments to employees –

The main Group companies have undertaken to supplement the social security benefits received by certain groups of employees, mainly in the event of retirement, disability or death.

In general, the commitments relating to serving and retired employees in these groups are defined-contribution commitments and have been externalized through external pension plans and insurance policies. The contributions made by the Group are recorded under the “Personnel Expenses” caption in the consolidated statement of income for the year, and the amounts payable in this connection, depending on maturity, are recorded under the “Other non-current liabilities” and “Current Liabilities” captions in the accompanying consolidated balance sheet.

French Group companies assign a percentage of their income for each year to compensation for their employees, in accordance with current legislation. This amount is externalized by each company, in the name of the employee, in certain marketable securities which the employees generally cannot sell for a period of five years. The expense recorded in this connection in 2005 and 2004 amounted to €18,475 thousand and €22,378 thousand respectively and is recorded under the “Personnel Expenses” caption in the accompanying consolidated statement of income.

In this connection, the collective labor agreements or current agreements between certain consolidated companies (mainly Altadis, S.A., SEITA and RTM) and certain groups of their employees stipulate the companies’ obligation to make a one-time set payment on retirement or termination, provided certain conditions, relating generally to the date the employee was hired and his/her years of service, are met. These commitments are generally externalized.

Also, Altadis USA, Inc. is obliged to make certain periodic pension payments to its employees from the date on which they retire. These commitments are valued using actuarial criteria and recorded at the current value of the accrued obligations, net, where appropriate, of the fair value of the affected assets. The value of the obligation (cost of the benefits) is calculated using the projected credit unit method, with actuarial valuations being made at the date of each balance sheet. The corresponding provisions are recorded under the “Provisions” caption of the accompanying consolidated balance sheet (see Note 29).

5.13. Compensation systems linked to the share price–

As indicated in Note 35, the Parent Company and the subsidiaries SEITA and LOGISTA have instrumented various share option plans. All share option plans in existence at the date of transition were granted prior to November 7, 2002, so, as indicated in Note 2.3, the Group has decided not to apply IFRS 2 to the share option plans granted prior to this date.

In 2005 the Board of Directors of Altadis and LOGISTA approved each one a free shares plan for its employees. As these plans are implemented through the physical and free delivery of the shares, the Group has calculated the fair value of each share at the date the rights are granted, bearing in mind the specific characteristics of each plan. In addition, an estimate has been made of the total number of shares delivered at the end of the accrual period.

The fair value of these plans were booked in 2005, according to the accrual method, and a personnel expense of €2,212 thousand was recorded in this respect. In addition, each plans have been financially supported by an equity swap (see Note 17) which have been recorded as indicated in Note 5.7.1.

5.14. Provisions–

The Group records provisions for the estimated amounts required to meet liabilities arising from litigation in progress or from indemnity payments or obligations, and collateral and guarantees provided by Group companies which imply a (legal or implicit) payment obligation for the Group.

5.15. Factoring and securitisation contracts–

The Group signs certain factoring and securitisation contracts with banks for accounts payable. The Group derecognises its accounts receivable only if considers that there is substantial transfer of the risks and benefits associated with these.

5.16. Foreign currency–

The consolidated financial statements of the Altadis Group are presented in euros. Consequently, all balances and transactions denominated in other currencies are deemed to be denominated in “foreign currency”.

Transactions in foreign currencies are recorded at their equivalent value in euros, calculated at the exchange rates ruling at the transaction date. Exchange gains or losses arising on the settlement of foreign currency transaction balances are recognized in the consolidated income statement when they arise. At the year end, balances denominated in foreign currency are adjusted to the year-end exchange rate. Profit and loss arising from this adjustment is recorded in the income statement for the year.

5.17. Recognition of revenue and expenses–

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises. Specifically, revenue is calculated at the fair value of the payment to be received and represents the amounts receivable for the goods delivered and the services provided as part of the company’s usual activities, less discounts, VAT, Excise Duty on Tobacco Products and other sales taxes.

Pursuant to the regulations in the main countries in which it operates, the Group pays excise taxes on the tobacco products it sells, which are passed on to customers. The Group does not record as revenues or expenses the amounts relating to excise taxes, which amounted to, approximately €25,496,151 in 2005 and €16,245,356 thousand in 2004.

In compliance of the provisions of IAS 18, in those purchase and sale operations in which the Group, regardless of the legal form in which these are executed, receives commission, only the revenue for commission is recognised. Sales and marketing commission is included in Revenues. The Group recognizes income or loss from transactions involving products sold on consignment (mainly official forms and some tobacco products) at the date of the sale.

Interest revenue and expenses are accrued on a time basis according to the principal pending payment and the effective interest rate charged.

Dividend revenue from investments is recognised when the rights of the shareholders to receive the dividend payment have been established.

5.18. Corporate income tax–

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits. Rates used to calculate income tax are those prevailing at the closing date of the balance sheet.

The Parent Company files consolidated tax returns with all the companies in which it had a direct or indirect holding of at least 75% as of January 1, 2005, and which are domiciled in Spain for tax purposes.

Deferred tax assets and liabilities are reported using the balance sheet method, in relation with the temporary differences arising between the carrying amount of the asset or liability in the financial statements and the tax base used to calculate the taxable income for the year, except if the difference relates to goodwill which is not tax deductible.

Deferred tax assets and liabilities are calculated at the tax rates prevailing at the date of the balance sheet and that are expected to apply to the period when the asset is realised or the liability is settled. Deferred tax assets and liabilities are charged or credited to the income statement, except for items which are taken directly to equity accounts, in which case the deferred tax assets and liabilities are also charged or credited to said equity accounts.

Deferred tax assets and tax credits arising from tax loss carryforwards are recognised when it is likely that the Company will be able to recover these in the future, regardless of the timing of recovery. Deferred tax assets and liabilities are recorded as its nominal value and are classified as non-current assets (liabilities) in the balance sheet.

The Group follows a policy of recording deferred tax arising from the deductibility for tax purposes of the amortization of certain goodwill generated on the acquisition of companies. Deferred tax assets and liabilities are revised at each closing to verify they remain in force; with the appropriate corrections being made to these according to the results of the revision. The “Corporate income tax” caption represents the sum of the income tax expense for the year and the result of recording deferred tax assets and liabilities (see Note 30).

5.19. Consolidated cash flow statements–

The consolidated cash flow statements were prepared using the indirect method and the terms used are defined as follows:

•    Cash flows: inflows and outflows of cash and equivalents; such are defined as highly liquid short-term investments with low risk of experiencing significant fluctuations in their value.

•    Operating activities: regular activities engaged in by companies that belong to the consolidated group, in addition to other activities that do not fall under the categories of investing or financing activities.

•    Investing activities: activities relating to the acquisition, disposal or holding by other means of long-term assets and other investments not included under cash and cash equivalents

•    Financing activities: activities that lead to changes in equity and financing liabilities.

6.  EARNINGS PER SHARE

The basic earning per share is calculated by dividing the net income of the Group (after taxes and minority interest) by the daily average of outstanding shares during the year, excluding the average number of treasury stock held.

The earning per share is calculated as follows:

	2005	2004	Variation
Net income for the year (thousands of euros)	576,615	539,337	37,278
Daily average of outstanding shares (thousands of shares)	279,002	288,431	(9,429)
Average number of treasury stock held (thousands of shares)	(6,660)	(4,531)	(2,129)
	272,342	283,900	(11,558)
EARNING PER SHARE (EUROS)	2.12	1.90

As of December 31, 2004 and 2005, there were no dilutive effects on earnings per share.

7.  PROPERTY, PLANT AND EQUIPMENT

The variations recorded in 2005 and 2004 in this caption in the consolidated balance sheets were as follows:

	Thousands of Euros
2005	Balance at 01/01/05	Additions or Provisions	Changes in Consolidation Perimeter	Translation Retirements or Reductions	Differences, Transfers and Other	Balance at 12/31/05
Cost:
Land and buildings	730,667	20,489	39,432	(18,816)	30,335	802,107
Plant and machinery	1,252,121	20,124	20,489	(53,282)	69,118	1,308,570
Other fixture, tools and furniture	159,470	4,190	18,830	(8,455)	(3,928)	170,107
Other assets	138,991	5,813	168,150	(7,362)	75,881	381,473
Construction in progress	74,307	97,136	6,651	(9,824)	(102,628)	65,642
	2,355,556	147,752	253,552	(97,739)	68,778	2,727,899
Accumulated depreciation:
Buildings	(305,274)	(26,475)	(2,154)	4,545	(16,716)	(346,074)
Fixtures and equipment	(956,104)	(76,733)	(14,356)	50,165	(1,905)	(998,933)
Other fixtures, tools and furniture	(113,432)	(13,433)	(13,982)	7,992	18,686	(114,169)
Other assets	(79,041)	(22,663)	(139,872)	6,903	(45,357)	(280,030)
	(1,453,851)	(139,304)	(170,364)	69,605	(45,292)	(1,739,206)
Impairment losses	(17,197)	(1,888)	—	1,713	(307)	(17,679)
TOTAL	884,508	6,560	83,188	(26,421)	23,179	971,014

	Thousands of Euros
2004	Balance at 01/01/04	Additions or Provisions	Changes in Consolidation Perimeter	Translation Retirements or Reductions	Differences, Transfers and Other	Balance at 12/31/04
Cost:
Land and buildings	664,693	3,562	49,636	(12,825)	25,601	730,667
Plant and machinery	1,206,954	18,110	(25,253)	(31,799)	84,109	1,252,121
Other fixtures, tools and furniture	155,171	3,917	(879)	(5,971)	7,232	159,470
Other assets	99,400	2,638	28,447	(3,853)	12,359	138,991
Construction-in-progress	59,523	110,125	1,435	(166)	(96,610)	74,307
	2,185,741	138,352	53,386	(54,614)	32,691	2,355,556

Accumulated depreciation:
Buildings	(279,678)	(25,803)	(4,021)	6,731	(2,503)	(305,274)
Fixtures and equipment	(896,738)	(78,425)	23,961	29,527	(34,429)	(956,104)
Other fixtures, tools and Furniture	(103,018)	(15,134)	734	5,627	(1,641)	(113,432)
Other assets	(71,116)	(9,278)	(2,377)	3,308	422	(79,041)
	(1,350,550)	(128,640)	18,297	45,193	(38,151)	(1,453,851)
Impairment loss	(7,722)	(11,348)	—	1,820	53	(17,197)
TOTAL	827,469	(1,636)	71,683	(7,601)	(5,407)	884,508

Changes in consolidation perimeter

The changes in the perimeter of consolidation correspond basically to the inclusion of the property, plant and equipment relating to the companies Balkan Star and Logista Italia acquired in 2004 and in part, the property, plant and equipment of the Retail Airport Finance Subgroup, acquired in 2005, which mainly consist of the assets of Aldeasa, S.A.

Additions

The most significant additions in 2005 related to plant improvements and increases in capacity, which form part of the Group’s ordinary business activities.

Retirements

The disposals of property, plant and equipment in 2005 relate mainly to the sale of land and other properties of the Group.

Leased assets

The primary asset purchased under a leasing agreement corresponds to the building that houses the Group’s registered office in Madrid, which is included in the “Land and buildings” account in the amount of €42,281 thousand.

Other information

As of December 31, 2005, the Group’s directors estimate the recoverable value of the assets to be greater than their net carrying value.

As of December 31, 2005, fully depreciated property, plant and equipment items in use amounted to €879,879 thousand (€770,885 thousand as of December 31, 2004).

The Group has taken out insurance policies to cover any potential risks to which the fixed assets cap are exposed, as well as any potential claims that could be filed in response to their use, whereas said policies sufficiently cover the risks to which they are exposed.

8. INVESTMENT PROPERTY

The variations recorded in 2005 and 2004 in this caption in the consolidated balance sheets were as follows:

	Thousands of Euros
	Cost	Accumulated Depreciation	Loss	Net
Balance as of 01/01/04	72,057	(39,937)	(3,180)	28,940
Additions	—	(849)	—	(849)
Asset transfers	192	(1)	—	191
Balance as of 12/31/04	72,249	(40,787)	(3,180)	28,282
Changes in the consolidation scope	12,555	(4,596)	—	7,959
Additions	134	(957)	—	(823)
Reductions or retirements	(7,770)	3,986	—	(3,784)
Asset transfers	(27,007)	19,537	—	(7,470)
Balance as of 12/31/05	50,161	(22,817)	(3,180)	24,164

The Group’s investment property corresponds primarily to assets from former cigar ad cigarette factories currently closed for business and on the market, although such sales are not expected to transpire in the short term.

The fair value of the Group’s investment property as of December 31, 2005 is not significantly different from the carrying value.

9. GOODWILL

The variations recorded in 2004 and 2005 in this caption in the accompanying consolidated balance sheets were as follows:

	Thousands of Euros
	2005	2004
Balance at the beginning of the year	2,401,354	1,667,488
Additions	378,074	829,846
Reductions	—	(36,028)
Transfers / allocations	(15,716)	4,044
Translation differences arising in the year	103,901	(44,234)
Impairment losses	(3,802)	(19,762)
BALANCE AT THE END OF THE YEAR	2,863,811	2,401,354

The most significant variations in 2005 and 2004 were as follows:

2005

Additions–

a)  RTM: €246,093 thousand: in June 2003 the Parent Company submitted the successful bid in the privatisation tender for 80% of RTM. The Moroccan State will keep its remaining 20% holding for a period of two years, after which it will have a further two-year period in which to launch a public share offering. In the event that the aforementioned public offering was not fully subscribed, Altadis, S.A. was guaranteed a purchase option and the Moroccan State was guaranteed a sale option. The Group considers that such options will likely be exercised and thus it has decided to record the 20% purchase at the same price per share paid in 2003. As such, no minority interest exists as of December 31, 2005 relating to this company (Note 22).

b)  Aldeasa: €84,980 thousand; this relates to the goodwill that arose on the transaction described under Note 2.7.5.a, as a result of the contribution made by Altadis, S.A., and the subsequent takeover bid.

c)  Logista Italia: the Group reached an agreement with Axiter Investments, shareholder of the remaining 4% of Logista Italia capital stock, that ensured Altadis, S.A. a purchase option and Axiter Investments a sale option. In accordance with IFRS, the Group recorded the liability arising from the exercise of the sale-purchase option. The goodwill that arose amounts to €34,220 thousand.

The detail of “Goodwill” in the consolidated balance sheets as of December 31, 2004 and 2005 on the basis of the companies from where it arose are as follows:

2004

Additions–

a)  RTM: €17,026 thousand: the addition to goodwill relating to this company arose from the adjustment of certain provisions that had originally been calculated in 2003 on the basis of preliminary information.

b)  Balkan Star: €155,570 thousand: this relates to the goodwill that arose on the acquisition of a 99.69% holding in this company, which was allocated in 2005.

c)  Logista Italia: €628,675 thousand: this balance includes €530,413 thousand relating to the goodwill that arose on the acquisition (96%) of the company and €98,262 thousand relating to intangible assets already recorded by Logista Italia in the consolidated financial statements at the time of purchase.

Retirements–

The main reduction relates to the decrease (€31,377 thousands) of the goodwill of Corporación Habanos recorded as a result of an adjustment to the acquisition price, as agreed when the related acquisition was made.

	Thousands of Euros
	2005		2004
	Cost	Impairment Losses	Cost	Impairment Losses
Consolidated company–
SEITA	152,620	—	152,620	—
LOGISTA	21,805	—	21,805	—
RTM	1,195,961	—	926,786	—
TCI	10,402	—	10,000	—
ITI Cigars Subgroup–
Empor	718	—	—	—
Emporlojas	145	—	—	—
ITB Corporation	5,841	—	—	—
TCI Subgroup–
MC Management	2,343	—	2,343	—
Tabacalera de García	35,018	—	30,329	—
La Flor de Copán	3,977	—	—	—
Urex Inversiones Subgroup–
Servicio de Venta Automática	2,484	—	2,485	—
Tabacmesa	1,226	—	1,273	—
LOGISTA Subgroup–
Logista Italia	662,052	—	626,370	—
Terzia	2,305	—	2,305
Dronas 2002	38,489	—	38,488	—
Comercial de Prensa SIGLO XXI	1,619	—	1,619	—
Logista France	880	—	1,853	—
Additional Goodwill acquired by Logista	3,896	—	2,257	—
SEITA Subgroup–
Altadis USA	369,254	—	324,308	—
Balkan Star	150,860	—	150,921	—
Supergroup Distribution	19,704	(11,700)	19,704	(11,700)
Altadis Polska	25,771	(9,456)	23,380	(8,062)
Altadis Luxembourg	12,638	—	12,638	—
Altadis Finland	3,239	—	3,239	—
LPM Promodem	4,793	—	4,793	—
Societé Allumettière Française (SAF)	761	—	761	—
Philippine Bobbin Corporation Cigars	662	—	544	—
Metavideotex Distribution	453	—	453	—
RP Diffusion	8,095	(3,802)	8,097
Additional Goodwill acquired by SEITA	77	—	93	—
	2,738,088	(24,958)	2,369,464	(19,762)
Joint ventures–
Retail Airport Finance (RAF) Subgroup–
Aldeasa	84,980	—	—	—
ITI Cigars Subgroup–
Corporación Habanos Subgroup	64,674	—	50,762	—
Internacional Cubana de Tabaco	1,027	—	890	—
	150,681	—	51,652	—
TOTAL GOODWILL	2,888,769	(24,958)	2,421,116	(19,762)

The Group’s directors have implemented a procedure to be followed annually to identify potential capital losses on the cost recorded with respect to the recoverable value of such losses. The procedure for performing the impairment test is as follows:

•	The recoverable amounts are calculated for each cash-generating unit, taking into account the value in use.

•	The directors of each business unit prepares an annual business plan by market and business activity for each cash-generating unit for the following three years. The plan mainly includes:

• Profit and loss forecasts.

• Investment and working capital forecasts.

•	The forecasts are prepared on the basis of past experience and best estimates, which are consistent with external information.

•	The business plans prepared are reviewed and subsequently approved by the Executive Committee and the Board of Directors.

•	Other variables that influence the figures include:

•

Discount rate to be applied, defined as the weighted average cost of capital, with the cost associated with liabilities and the specific risks related to assets being the primary variables that influence its calculation. The discount rate used fluctuated between 6.04% and 13.89% in 2005.

•

The cash flow growth rate used to extrapolate projected cash flows for periods of time that extend beyond the period covered by budgets and forecasts. This growth rate is between 0% and 1% for mature markets and between 1% and 3% for emerging markets.

As of December 31, 2005, the carrying values for goodwill and intangible assets with indefinite life by cash-generating units were as follows:

	Thousands of Euros
	Goodwill	Other Intangible Assets with Indefinite Life (Note 11)	Total
SEITA(Cigarettes, Cigars y Logistic)	152,620	—	152,620
LOGISTA Subgroup–	731,046	—	731,046
RTM (Cigarettes y Logistic)	1,195,961	244,200	1,440,161
Cigars USA	410,592	141,492	552,084
Balkan Star (Cigarettes)	150,860	—	150,860
Cigars Habanos	72,405	138,355	210,760
Aldeasa	84,980	—	84,980
Other	65,347	4,104	69,451
BALANCE AT THE END OF THE YEAR	2,863,811	528,151	3,391,962

In 2004, the Group’s directors performed an impairment test against recorded goodwill and identified losses in the amount of €19,762 thousand in goodwill from Altadis Polska and Supergroup Distribution.

In addition, losses in the amount of €3,802 thousand in goodwill from RP Diffusion were identified in 2005.

The variations that have affected the impairment of goodwill in 2004 and 2005 are as follows:

	Thousands of Euros
	2005	2004
Balance at the beginning of the year	(19,762)	—
Provisions with a charge to income	(3,802)	(19,762)
Transation differences and others	(1,394)	—
BALANCE AT THE END OF THE YEAR	(24,958)	(19,762)

The directors of the Parent Company consider that, in accordance with the estimates and forecasts available, the Group’s forecasted income from these companies offsets the recovery of the net value of goodwill recorded.

10. OTHER INTANGIBLE ASSETS

The variations in “Intangible assets” in 2005 and 2004 are as follows:

	Thousands of Euros
2005	Balance at 01/01/05	Additions or Provisions	Changes in Consolidation Perimeter	Retirements or Reductions	Transfers	Translation Differences	Balance at 12/31/05
Cost:
With indefinite life–
Trademarks	480,726	797	—	(2,171)	6,316	42,483	528,151

With finite life–
Concessions, rights and licenses	260,039	915	133,769	(1,492)	(10,860)	21,571	403,942
Computer software and other equipment	90,003	18,499	4,249	(2,341)	13,957	88	124,455
	830,768	20,211	138,018	(6,004)	9,413	64,142	1,056,548

Accumulated amortization:
Concessions, rights and licenses	(62,724)	(36,594)	(14,003)	1,294	(2,533)	(5,860)	(120,420)
Computer software and other equipment	(38,371)	(18,071)	(3,112)	2,442	(8,379)	(25)	(65,516)
	(101,095)	(54,665)	(17,115)	3,736	(10,912)	(5,885)	(185,936)
Impairment losses	(12,112)	—	—	—	803	—	(11,309)
TOTAL	717,561	(34,454)	120,903	(2,268)	(696)	58,257	859,303

	Thousands of Euros
2004	Balance at 01/01/04	Additions or Provisions	Changes in Consolidation Perimeter	Retirements or Reductions	Transfers	Translation Differences	Balance at 12/31/04
Cost:
With indefinite life–
Trademarks	513,015	1,125	6,892	(3,868)	321	(36,759)	480,726

With finite life–
Concessions, rights and licenses	360,169	—	4,758	(94,091)	—	(10,797)	260,039
Computer software and other equipment	69,758	9,578	3,395	(3,175)	10,347	100	90,003
	942,942	10,703	15,045	(101,134)	10,668	(47,456)	830,768

Accumulated amortisation:
Concessions, rights and licenses	(56,407)	(27,499)	—	18,886	—	2,296	(62,724)
Computer software and other equipment	(34,974)	(11,895)	(2,349)	3,101	7,182	564	(38,371)
	(91,381)	(39,394)	(2,349)	21,987	7,182	2,860	(101,095)
Impairment losses	(66,337)	—	—	54,225		—	(12,112)
TOTAL	785,224	(28,691)	12,696	(24,922)	17,850	(44,596)	717,561

The trademarks are associated with cash-generating units to which the same criteria described under Note 9 to determine potential losses are applied.

The “Concessions, rights and licenses” account primarily includes the following concepts:

•                  Concession for the monopoly to import and distribute wholesaler tobacco in Morocco. The amortization period coincides with the duration of the concession contract and is for 4.5 years from the time of its acquisition (July 2003).

•                  Other concessions and rights (Corporación Habanos and Altadis USA) the amortization period for which stands at 20 years.

•                  Aldeasa’s concessions to operate stores in airports, both domestic and international. The amortization period ranges from 2 to 9 years.

All recorded intangible assets have been acquired by the Group from third parties.

Fully amortised intangible assets in use at 31 December 2005 and 2004, amounted to approximately EUR 29,508 thousand and EUR 23,876 thousand, respectively.

As of December 31, 2005, indications of loss in value were not found in the case of any of the Group’s intangible assets. The Board of directors estimate the recoverable value of the assets to be greater than their carrying value, and thus no provisions have been recorded for impairment losses.

11. INVESTMENTS IN ASSOCIATES

The variations in 2005 and 2004 in the ownership interests in associated companies were as follows:

	Thousands of Euros
2005	Balance at 01/01/05	Additions	Reductions	Share in Income for the Year	Distribution of Dividends	Translation Differences and Other	Balance at 12/31/05
Direct ownership interests:
Aldeasa	116,756	—	(115,706)	(933)	(117)	—	—
CITA Tabacos de Canarias	28,667	—	(24,000)	(4,667)	—	—
Tabaqueros Asociados	878	—	—	466	(377)	—	967
Tabacos Elaborados	1,261	—	—	684	(553)	—	1,392
Tabacos Canary Island (TACISA)	7,949	—	(8,000)	51	—	—	—
MTS	2,671	—	—	(725)	—	—	1,946
Urex Inversiones Subgroup:
Compañía Española de Tabaco en Rama	11,830	—	—	106	(274)	—	11,662
Unión Ibérica de Radio	4,558	—	—	535	—	—	5,093
Inversiones Tabaqueras Internacionales Cigars (ITI Cigars) Subgroup:	108	223	(76)	7	—	4	266
RAF Subgroup	—	1,460	(412)	—	—	—	1,048
LOGISTA Subgroup:
Iberia L.A.E.	195,273	34	(195,307)	—	—	—	—
Other	934	—	(642)	302	(112)	—	482
SEITA Subgroup:
Intertab	1,077	—	—	253	—	(10)	1,320
LTR Industries	6,971	—	(7)	4,047	(2,971)	—	8,040
MITSA	433	—	—	327	—	—	760
TOTAL	379,366	1,717	(344,150)	453	(4,404)	(6)	32,976

	Thousands of Euros
		Share in	Distribution	Translation
	Balance at	Income for	of	Differences	Balance at
2004	01/01/04	the Year	Dividends	and Other	12/31/04
Direct ownership interests:
Aldeasa	112,935	10,691	(6,873)	3	116,756
CITA Tabacos de Canarias	24,474	4,193	—	—	28,667
Tabaqueros Asociados	772	417	(311)	—	878
Tabacos Elaborados	1,106	611	(456)	—	1,261
Tabacos Canary Island (TACISA)	11,364	(3,415)	—	—	7,949
MTS	1,888	783	—	—	2,671
Urex Inversiones Subgroup:
Compañía Española de Tabaco en Rama	10,778	1,052	—	—	11,830
Unión Ibérica de Radio	4,104	451	—	3	4,558
Inversiones Tabaqueras Internacionales Cigars (ITI Cigars) Subgroup:	250	—	—	(142)	108
LOGISTA Subgroup:
Iberia L.A.E.	182,416	14,740	(1,835)	(48)	195,273
Other	887	225	(175)	(3)	934
SEITA Subgroup:
Intertab	947	180	—	(50)	1,077
LTR Industries	6,068	4,016	(3,150)	37	6,971
MITSA	25	408	—	—	433
TOTAL	358,014	34,352	(12,800)	(200)	379,366

As of December 31, 2004, ownership interests in Iberia L.A.E. were accounted for by the equity method, the Group having decided to apply IAS 39 from January 1, 2005.

The most significant financial information related to ownership interests in the main associated companies is as follows:

	Thousands of Euros
	Assets		Equity		Revenues
	12/31/05	12/31/04	12/31/05	12/31/04	12/31/05	12/31/04
Direct ownership interests:
Aldeasa, S.A.	—	288,093	—	194,538	—	629,557
CITA Tabacos de Canarias, S.L.	—	160,776	—	57,334	—	169,096
Tabacos Canary Island (TACISA)	—	33,813	—	15,898	—	51,182
Urex Inversiones Subgroup:
Compañía Española de Tabaco en Rama, S.A.	77,699	76,980	57,772	55,532	34,357	43,103
Unión Ibérica de Radio, S.A.	16,520	16,077	11,209	8,583	4,203	3,929
LOGISTA Subgroup:
Iberia L.A.E.	—	4,853,599	—	1,645,766	—	4,601,665
SEITA Subgroup:
Intertab	3,399	4,422	2,641	2,153	10,639	9,798
LTR Industries	113,863	106,133	17,207	17,986	100,446	106,232
MITSA	7,634	6,054	3,165	1,803	7,289	7,704

Annex I includes a list of main ownership interests in associated companies, which details the name, corporate headquarters, and primary business activity, the percentage of ownership held by the Group, as well as additional financial information.

12. FINANCIAL INVESTMENTS

12.1. Available for sale

The variations recorded in 2005 in this caption were as follows:

	Thousands of Euros
	Balance at 01/01/05	Additions	Retirements or Reductions	Other	Balance at 12/31/05
Cost:
Iberia L.A.E.	—	155,978	(15,904)	—	140,07
Other	8,495	5,693	(10,350)	2,042	5,880
TOTAL	8,495	161,671	(28,821)	4,609	145,954

As indicated under Note 2.3 and with a view towards the first-time adoption of IAS 32 and 39, on January 1, 2005, Altadis recorded the ownership interests it holds, by way of Subgroup Logista, in Iberia L.A.E. as a financial investment available for sale, basing its value from that time forward on its share price (€2.55 per share as of January 1, 2005).

In august 2005, Iberia L.A.E. paid extraordinary dividends to its shareholders of €0.30 per share, which corresponds to the partial distribution of capital gains earned on the sale of Amadeus in july 2005. Said extraordinary dividend payout amounted €18,471 thousand.

Payment of this dividend led to a decline in the share price of Iberia L.A.E. by a similar amount to that of the dividend. This payment of dividends resulted in the distribution of earnings which were already included in the value of the Iberia shareholding when the Group acquired it. Accordingly, the Group considers this decline in the share price to be a permanent reduction in the value of its investment and has recorded its impact (€18,471 thousand) as a reduction in the value of the initial investment.

As of December 31, 2005, Iberia L.A.E. quoted at €2.29 per share.

This caption also includes other minority investments in non consolidated companies that are individually insignificant.

12.2. Other non-current financial assets

The variations recorded in 2005 and 2004 in this caption were as follows:

	Thousands of Euros
2005	Balance at 01/01/05	Additions	Changes in the Consolidation Perimeter	Retirements or Reductions	Other	Translation Differences	Balance at 12/31/05
Cost:
Long-term loans	61,117	5,153	—	(6,959)	(2,743)	2,288	58,856
Long-term deposits and guarantees	20,168	501	374	(3,506)	1,939	1,609	21,085
Other investments	2,932	3,222	—	(100)	(2,201)	372	4,225
	84,217	8,876	374	(10,565)	(3,005)	4,269	84,166
Provisions	(19,258)	(4,760)	—	5,098	263	(224)	(18,881)
TOTAL	64,959	4,116	374	(5,467)	(2,742)	4,045	65,285

	Thousands of Euros
2004	Balance at 01/01/04	Additions	Changes in the Consolidation Perimeter	Retirements or Reductions	Other	Translation Differences	Balance at 12/31/04
Cost:
Long-term loans	83,587	—	214	(22,463)	923	(1,144)	61,117
Long-term deposits and guarantees	20,751	5,551	(9)	(4,985)	(163)	(977)	20,168
Other investments	4,746	1,584	247	(218)	(3,278)	(149)	2,932
	109,084	7,135	452	(27,666)	(2,518)	(2,270)	84,217
Provisions	(20,399)	(15)	—	1,251	(198)	103	(19,258)
TOTAL	88,685	7,120	452	(26,415)	(2,716)	(2,167)	64,959

Long-term loans

The loans granted are mainly loans granted to personal, loans to third parties and loans to finance the tobacco industry. The caption in accordance with maturities and interest is as follows:

		Date of Maturity						Average
	Balance at							Interest
	12/31/05	2006	2007	2008	2009	2010	Other	Rate
Employee loans
Loans in foreign currency	17,600	2,334	2,127	1,916	1,676	1,489	8,058	3%
Loans to the tobacco industry–
Loans in foreign currency	10,430	—	1,443	3,060	3,062	2,865	—	Libor + 0,25%
Loans to third parties–
Loans in euros	14,828	5,900	—	7,522	—	—	1,406	4,9%
Loans in foreign currency	15,998	—	—	13,933	—	—	2,065	Libor + 0,25%
TOTAL	58,856	8,234	3,570	26,431	4,738	4,354	11,529

12.3. Financial assets at fair value

As of December 31, 2004 and 2005 this caption shows the following breakdown:

	Thousands of Euros
	2005	2004
Current deposits and other assets	53,063	70,627
Derivatives at fair value (Note 27)	44,011	—
	97,074	70,627

This caption mainly includes investments made by the Group in deposits that mature in less than three months.

12.4. Other current financial assets

As of December 31, 2004 and 2005 this caption shows the following breakdown:

	Thousands of Euros
	2005	2004
Loans granted to third parties	55,719	47,262
Insurance funds	45,045	53,629
Short-term deposits and guarantees	1,744	43,114
Loans granted to associated companies (Note 37)	206	25,558
Other	1,408	1,119
Provisions	(8,462)	(8,168)
	95,660	162,514

At December 31, 2005 the loans granted to third parties are primarily loans for financing the tobacco industry in an amount of €31,263 thousand (€27,078 thousand in 2004). The average interest rate on said loans totalled 4.22% and 2.77% in 2005 and 2004, respectively.

The “Insurance funds” account corresponds primarily to investments held with various insurance companies which is remunerated using a floating interest rate. In 2005, the average interest rate stood at 4.26% (4.22% in 2004).

As of December 31, 2004, the “Short-term deposits and guarantees” caption basically included a short-term escrow account in the amount of €40,000 thousand relating to the retention of the purchase price for the Group’s company Balkan Star (Note 2.7.5). A financial institution had been used to make the deposit. In 2005, the Group proceeded to pay the vendor in full.

13. INVENTORIES

The detail of the Group’s inventories as of December 31, 2005 and 2004 was as follows:

	Thousands of Euros
	2005	2004
Raw materials and other supplies	570,308	549,912
Semifinished goods and work-in-progress	76,121	80,757
Finished goods	338,285	294,509
Merchandise	1,033,606	880,011
Provisions	(51,970)	(45,771)
	1,966,350	1,759,418

14. TRADE AND OTHER RECEIVABLES

“Trade and other receivables” caption of the accompanying consolidated balance sheets as of December 31, 2005 and 2004 shows the following breakdown:

	Thousands of Euros
	2005	2004
Receivables for sales and services	2,031,900	2,305,494
Receivable from associates	6,383	17,071
Other receivables	495,968	229,319
Employee receivables	2,531	1,778
Advances to suppliers	34,403	37,048
Less- Allowances for bad debts	(54,695)	(54,595)
	2,516,490	2,536,115

Receivables for sales and services

This account includes mainly the balances receivable from sales outlets for the sale of tobacco and revenue and postage stamps relating, basically, to the last supply in the year for settlement at the beginning of the following year. It also includes excise taxes on the tobacco products and VAT on the sale of tobacco, which are not included in net sales (Note 5.17).

The average collection period ranges between 10 and 45 days, with no interest accrual as a general rule.

The Group follows the procedures for determining potentially bad debts on the basis of a specific analysis.

The Group’s Board of directors consider that the carrying value of trade receivables and other accounts receivable approximate their reasonable value.

Other receivables

This account includes, basically, the sum of excise taxes on the tobacco products charged at year-end and after being passed on to customers.

Advances to suppliers

The “Advances to supplies” account includes advances granted to proportionally consolidated companies which have not been eliminated on consolidation amounting to €15,600 thousand in 2005 and €18,080 in 2004.

15. CASH AND CASH EQUIVALENTS

The detail of this caption of the consolidated balance sheets as of December 31, 2004 and 2005 shows the following breakdown:

	Thousands of Euros
	2005	2004
Cash	413,244	294,672
Funds (monetary market)	585,010	579,348
Eurodeposits	10,122	43,000
SICAV (Morocco)	80,381	55,885
Other	3,708	4,999
	1,092,465	977,904

This caption mainly includes the Group’s cash, in addition to investment and bank deposits. The maturity does not exceed three months. The average interest rate earned by the Group for its cash balances and equivalent assets in 2005 stood at 2.05% (2.01% in 2004).

The carrying value for these assets approximates their fair value.

16. OTHER CURRENT ASSETS

The “Other current assets” caption of the accompanying consolidated balance sheets as of December 31, 2004 and 2005 corresponds to advanced payments.

17. CAPITAL STOCK AND TREASURY STOCK

Changes in the Parent Company’s share capital in 2004 and 2005 were as follows:

	Number of Shares	Par value / Share (Euros)
Nº of shares and par value at January 1, 2004	290,471,426	0.60
Capital reduction:	(7,250,000)	0.60
Nº of shares and par value at December 31, 2004	283,221,426	0.60
Capital reduction:	(14,000,000)	0.60
Nº OF SHARES AND PAR VALUE AT DECEMBER 31, 2005	269.221.426	0,60

Pursuant to the resolution adopted at the Shareholders’ Meeting on June 15, 2004, the Parent Company reduced capital through the retirement of 7,250,000 shares with a par value of €4,350 thousand and a reduction of €171,330 thousand of share premium.

In addition, pursuant to the decision adopted at the General Meeting of Shareholders of 29 June 2005, the Parent Company reduced capital through the retirement of 14,000,000 shares with a par value of €8,400 thousand and a reduction of €447,957 thousand of reserves.

As of December 31, 2005, all of the shares are of the same class and are fully subscribed and paid.

As of 31 December 2005, none of the shareholders owned more than 10% of the share capital of Altadis, S.A.

The Parent Company’s shares, which are listed on the computerized trading system of the Spanish and Paris Stock Exchanges, all have equal voting and dividend rights.

Treasury stock

The variations in this heading on the consolidated balance sheet as of 31 December 2004 and 2005 were as follows:

		Thousand Euros
	Number of Shares	Acquisition Cost	Provision	Total
Balance January 1, 2004	3,059,013	66,106	(54,199)	11,907
Increases	9,320,483	255,432	—	255,432
Decreases	(706,022)	(14,691)	—	(14,691)
Capital reduction	(7,250,000)	(175,680)	—	(175,680)
Variation in provision for treasury stock	—	—	(60,779)	(60,779)
Balance at December 31, 2004	4,423,474	131,167	(114,978)	16,189
Increases	12,575,719	431,766	—	431,766
Decreases	(78,774)	(1,699)	—	(1,699)
Capital reduction	(14,000,000)	(456,357)	—	(456,357)
Share distribution plan (see Note 35-d)	—	19,905	—	19,905
Transfer from balance of provision for treasury stock	—	—	114,978	114,978
Balance at December 31, 2005	2,920,419	124,782	—	124,782

The average purchase price for Parent Company shares in 2005 was €34.33 per share (vs. €29.65 per share in 2004). As explained in Note 35 the Board of Director’s of Altadis approved a free shares plan. The Group has decided to fund the plan with an equity swap contract with a financial institutions. As a result of this contract, a non-current account payable to this entity amounting to EUR 19.9 million was recognised (see Note 24). For the purpose of presenting the IFRS financial statements, the related asset was treated as treasury stock and, therefore, is presented as a deduction from equity.

As of December 31, 2005 consolidated companies held treasury stock of the Parent Company mainly for the purpose of reducing capital.

18. RESERVES OF THE PARENT COMPANY

Legal reserve

Under the Corporations Law, 10% of the Parent Company’s income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

The Parent Company’s legal reserve is fully provided.

Reserves for treasury stock

Under the Corporations Law, a restricted reserve has been set up equal to carrying value of Parent Company shares held by the Group.

This reserve may be freely distributed once the circumstances that warranted it have disappeared.

Revaluation reserve Royal Decree Law 7/1996, of June 7

Pursuant to Royal Decree Law 7/1996 of June 7, Altadis, S.A. revalued its property, plant and equipment by €55,113 and paid a single 3% tax on the net amount of the revaluation. The balance of the “Revaluation Reserve” account can be used, free of tax, to offset the book losses of Altadis, S.A. (both prior years’ accumulated losses and current year losses) or losses which might arise in the future, and to increase share capital. From January 1, 2007 the balance of this account can be taken to unrestricted reserves provided that the capital gain has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records. If the balance were used in a manner other than that provided for in Royal Decree-Law 7/1996, it would be subject to tax.

19. RESERVES AT CONSOLIDATED COMPANIES

The detail of these reserves as of December 31, 2005 and 2004 is as follows:

	Thousands of Euros
	2005			2004
Company	Reserves	Translation Differences and Others	Total	Reserves	Translation Differences and Others	Total (*)
SEITA Subgroup	150,900	33,370	184,270	462,770	—	462,770
Altadis Holdings USA Subgroup	(148,169)	34,293	(113,876)	(158,032)	(22,748)	(180,780)
LOGISTA Subgroup	92,829	—	92,829	82,165	—	82,165
Urex Inversiones, S.A.	27,878	—	27,878	28,412	—	28,412
Corporación Habanos Subgroup	(175,657)	18,745	(156,912)	(184,012)	(20,463)	(204,475)
TCI Subgroup	86,999	—	86,999	43,475	—	43,475
Other companies	188,614	(7,912)	180,702	133,549	(1,922)	131,627
	223,394	78,496	301,890	408,327	(45,133)	363,194

(*) The balances of “Reserves” for 2004 (mostly in Altadis Holdings USA Subgroup and Corporación Habanos Subgroup) included translation differences generated at origin and have been restated under this heading in accordance with IFRS 1 (see Note 2.3).

Reserves at consolidated companies include the retained earnings at the beginning of the year of the consolidated companies, including consolidation adjustments.

20. RESERVES FROM ASSOCIATED COMPANIES

The detail of these reserves as of December 31, 2005 and 2004 is as follows:

	Thousands of Euros
	2005			2004
Company	Reserves	Translation Differences	Total	Reserves	Translation Differences	Total
SEITA Subgroup	5,374	(65)	5,309	3,749	(56)	3,693
Tabacos Canary Islands, S.A. (TACISA)	—	—	—	8,904	—	8,904
CITA, Tabacos de Canarias, S.L.	—	—	—	12,136	—	12,136
Aldeasa, S.A.	—	—	—	(55,174)	—	(55,174)
UREX Inversiones Subgroup	(8,371)	—	(8,371)	(9,601)	—	(9,601)
Other companies	3,297	—	3,297	2,284	—	2,284
	300	(65)	235	(37,702)	(56)	(37,758)

21. VALUATION ADJUSTMENTS

This primarily includes changes in the value of available-for-sale financial investments and hedging financial instruments. There was no movement in this heading in 2004 as the Group has chosen to apply IAS 32 and 39 from January 1, 2005 (see Note 2.3).

Variations in the value of available-for-sale investments

This includes the net amount of changes in the market value of assets classified as available for sale. The movement in this heading in 2005 was as follows:

Thousands of Euros
Balance at the beginning of the year	—
First adoption of IAS 32 and 39 (see Note 2.3)	(184)
Year variation	970
BALANCE AT THE END OF THE YEAR	786

Hedging reserve

Includes the net variation in the value of hedging financial instruments considered as cash flow hedges (see Note 27). The movement in this heading in 2005 was as follows:

Thousands of Euros
Balance at the beginning of the year	—
First adoption of IAS 32 and 39 (see Note 2.3)	(2,665)
Valuation of derivatives at fair value at year-end	(12,935)
BALANCE AT THE END OF THE YEAR	(15,600)

22. MINORITY INTERESTS

The detail by consolidated company of “Minority interest” and “Profit attributable to minority interest” is as follows:

	Thousands of Euros
	2005		2004
Company	Minority Interest	Profit Attributable to Minority Interest	Minority Interest	Profit Attributable to Minority Interest
LOGISTA Subgroup	180,047	44,664	174,496	42,550
RTM (*)	—	—	76,719	7,669
TCI Subgroup	32,591	5,475	23,631	5,364
Other companies	14,792	2,752	11,803	1,279
	227,430	52,891	286,649	56,862

(*) See Note 9.

23. BONDS AND OTHER MARKETABLE DEBT SECURITIES

Non-current

The detail of this caption is as follows:

	Thousands of Euros
				Annual
				Interest
Concept	2005	2004	Rate (%)	Maturity
2003 Issue–
Fixed rate
First tranche	600,000	600,000	4.250%	2008
Second tranche	500,000	500,000	5.125%	2013
2005 Issue–
Fixed rate
Single tranche	491,150	—	4%	2015
BALANCE AT YEAR-END	1,591,150	1,100,000

In October 2003, the Board of Directors partially exercised the authorization to issue bonds granted to it at the Shareholders’ Meeting. This issue for €1,100,000 thousand was made in 2003 through Altadis Finance, B.V. and secured by the Parent Company. These securities trade on the Luxembourg Stock Exchange.

In December 2005, another bond issue was held, in a single tranche, with a fixed 4% coupon. This issue was carried out by Altadis Emisiones Financieras, S.A.U. for a nominal amount of €500,000 thousand. These securities trade on the London Stock Exchange and are also secured by the Parent Company.

Current

This balance mostly corresponds to commercial paper issued, primarily by Altadis Financial Services, S.N.C., as follows:

	Thousand Euros
Issuer	2005	2004
Altadis Financial Services, S.N.C.	340,092	572,277
Other	14,906	14,918
TOTAL	354,998	587,195

Altadis Financial Services, S.N.C. issues commercial paper on the money market pursuants to the regulations of the Central Bank of France. Commercial paper is issued with maturities ranging from one to three months and bears interest of Eonia plus a spread at market rates.

24. BANK LOANS AND OTHER FINANCIAL DEBT

The detail of this caption at December 31, 2005 and 2004 is as follows:

	Thousands of Euros
	2005			2004
	Non-Current	Current	Total	Non-Current	Current	Total
Credit facilities	3,924	51,023	54,947	19,754	64,740	84,494
Loans and other financial debts	610,326	224,037	834,363	625,075	52,025	677,100
Securitized accounts receivable	—	765,017	765,017	—	561,719	561,719
RTM purchase option (see Note 9)	—	325,727	325,727	—	—	—
Accrued interest and other (see Note 17 and 35- d)	32,488	17,152	49,640	—	22,548	22,548
TOTAL	646,738	1,382,956	2,029,694	644,829	701.032	1.345.861

The undrawn amounts of the Group’s credit facility as of December 31, 2005 and 2004 are €1,245 and €1,308 thousand, respectively. The amount as of December 31, 2004 includes €1,200 thousand relating to the limit of a syndicated credit facility arranged by the Group against which no amounts had been drawn down as of that date. The average interest rates on the credit facilities in 2005 and 2004 were 2.60% and 2.45%, respectively.

The detail of Bank loans and other financial debts as of December 31, 2005 and 2004 is as follows:

			Thousands of Euros
			2005		2004
Last Currency	Maturity	Interest rate	Non-current	Current	Non-current	Current
Euros	2005		—	—	—	34,134
Euros	2006	3.4%	—	176,530	24,820	—
Euros	2007	2.92%	50,000	—	50,000	—
Euros	2009	4.89%	72,000	—	72,000	—
USD	2006	Libor+0.4%	11,019	47,507	1,102	3,670
USD	2007	4.90%	17,281	—	26,534	13,267
USD	2008	4.22%	1,926	—	2,739	954
Dirhams	2010	4.90%	458,100	—	447,880	—
			610,326	224,037	625,075	52,025

As of December 31, 2004 and 2005, the SEITA Subgroup had a financing scheme in euros involving the assignment of accounts receivable for securitization. This financing scheme matures on November 15, 2010. The balance at 31 December 2005, of securitised receivables amounted to €594,610 thousand. Also, this account includes EUR 170,407 thousand relating to receivables factored by the Dependent Company

LOGISTA.

The detail of “Bank loans and other financial debt” caption by maturity is as follows:

	Thousands of Euros
	2005	2004
Maturity:
Sight or less than 1 year	1,382,956	701,032
Between 1 and 2 years	80,974	25,922
Between 2 and 3 years	33,013	76,534
Between 3 and 4 years	72,137	2,739
Between 4 and 5 years	458,215	72,000
Over 5 years	2,399	467,634
	2,029,694	1,345,861

The Directors estimate that the fair value of the Group’s debt is similar to its carrying value.

Some of the financial transactions indicated in this Note require certain accounting and equity-related ratios associated with the Group’s consolidated financial statements to be achieved, all of which were being achieved at 31 December 2005.

25. FINANCE LEASES

The detail of the Group’s finance leases as of December 31, 2005 and 2004 is as follows:

	Thousands of Euros
	Present Value of Lease Payments
	2005	2004
Financial lease payables–
Nominal value of lease liabilities	53,022	50,831
Less future finance charge	(6,463)	(7,248)
Present value of lease liabilities	46,559	43,583
Less: Balance due in less than 12 months (included in current liabilities)	2,805	3,250
Balance due after 12 months (included in non-current liabilities)	43,754	40,333

The Group’s main finance lease corresponds to Altadis, S.A.’s registered offices (see Note 7).

In the year ended December 31, 2005, the effective average interest rate of the debt was 2.9% (2.8% in 2004). Interest rates are fixed at the lease date. Lease depreciation is fixed and there are no agreements for the payment of contingent rents. All lease liabilities are in euros.

The fair value of the Group’s lease liabilities is close to the carrying value of the leases.

The Group’s finance leases are guaranteed by the encumbrance of the lessees on the leased assets.

26. OTHER NON-CURRENT LIABILITIES

The detail of “Other non-current liabilities” on the consolidated balance sheet as of 31 December 2005 and 2004 is as follows:

	Thousands of Euros
	2005	2004
Hedges (Note 27)	30,697	—
Pension plan liabilities	27,393	21,485
Guarantees and deposits received	44,689	6,668
Capital grants	3,536	3,714
Other liabilities	3,041	6,364
TOTAL	109,356	38,231

As of December 31, 2005 and 2004, “Pension plan liabilities” includes the long-term balance payable relating to externalized pension plans (see Note 5.12).

27. DERIVATIVE FINANCIAL INSTRUMENTS USED AS HEDGES

The Group uses derivative financial instruments to hedge its exposure to business, operating and future cash flow risks. Among the various transactions, the Group uses certain financial instruments to hedge its interest-rate risk. It also hedges foreign currency risk related to certain commercial and capital transactions.

Foreign exchange hedges

The instruments acquired are denominated in the currencies of the Group’s main markets of operation. The detail of foreign exchange hedges taken out and outstanding as of December 31, 2004 is as follows:

Foreign Exchange Hedge at 12/31/04	Rate (*)	Amount Hedged (Thousands of Euros)	Last Maturity
Currency swap	Purchase of USD	116,400	2005
	Sale of RUB	28,500	2005
	Sale of RUB	120,500	2006
	Sale of RUB	25,500	2007
	Sale of USD	235,300	2005
	Sale of PLN	36,000	2005
	Sale of USD	129,400	2008

Currency options	Purchase of USD	59,260	2005

(*) USD = US dollar  RUB = Rouble  PLN = Zloty

The detail of foreign exchange hedges taken out and outstanding as of December 31, 2005 is as follows:

Foreign Exchange Hedge at 12/31/05	Rate	Amount Hedged (Thousands of Euros)	Last Maturity
Currency swap	Purchase of USD	119,700	2006
	Sale of RUB	120,500	2006
	Sale of RUB	54,000	2007
	Sale of USD	187,400	2006
	Sale of USD	166,150	2007
	Sale of USD	33,900	2008

Currency options	Sale of USD	59,300	2006

These contracts meet cash flow hedge criteria (in accordance with IAS 39).

These instruments are recognized in the balance sheet at market value, as follows:

	Thousands of Euros
	Amount at 12/31/05			Amount at 01/01/05
Foreign Currency Hedge	Financial Asset	Financial Liability		Financial Asset	Financial Liability
Currency swap–
Purchase of USD	4,622	—		—	—
Sale of RUB	1,573	22,870		1,411	—
Sale of USD	—	2,090		1,775	—
Currency options–
Sale of USD	—	182		11,886	—
Other	450	1,905		2,682	800
TOTAL	6,645	37,047	(*)	17,754	800

(*) Recorded under the “Other current liabilities” caption of the accompanying consolidated balance sheet.

The changes in fair value of these instruments is taken directly to equity under “Valuation Adjustments”. The deferred income tax generated from the recognition of these instruments amounts to €2,524 thousand and is recorded with a balancing entry in equity.

The Group calculates the fair value of the financial instruments based on market and present value.

Interest-rate hedges

The detail of interest-rate hedges taken out and outstanding as of December 31, 2004 is as follows:

		Amount
Interest-Rate Hedges		Hedged
At 12/31/04	Rate	(Thousands of Euros)	Currency	Last Maturity
Interest rate Cap	n/a	250,000	EUR	2008

Interest-rate swaps	Floating to fixed	450,000	EUR	2005
	Floating to fixed	200,000	EUR	2006
	Floating to fixed	129,373	USD	2007
	Floating to fixed	200,000	EUR	2005
	Fixed to floating	72,000	EUR	2008
	Fixed to floating	500,000	EUR	2013
	Fixed to floating	290,000	EUR	2005
	Fixed to floating	200,000	EUR	2008

The detail of interest-rate hedges taken out and outstanding as of December 31, 2005 is as follows:

		Amount
Interest-Rate		Hedged
Hedges at 12/31/05	Rate	(Thousands of Euros)	Currency	Last Maturity
Interest rate Cap	N/A	250,000	EUR	2008

Interest-rate swaps	Floating to fixed	200,000	EUR	2006
	Floating to fixed	196,000	USD	2007
	Floating to fixed	40,000	USD	2008
	Fixed to floating	500,000	EUR	2013

These contracts meet cash flow hedge criteria (in accordance with IAS 39).

These instruments are recognized in the balance sheet at market value, as follows:

	Thousands of Euros
	Amount at 12/31/05			Amount at 01/01/05
Interest-Rate	Financial	Financial		Financial	Financial
Hedges	Asset	Liability		Asset	Liability
Interest rate Cap	321	—		981	—

Interest-rate swaps
Floating to fixed	3,327	930	(*)	1.513	588
Fixed to floating (Note 26)	33,718	30,697		23,007	23,007
TOTAL	37,366	31,627		25,501	23,595

(*) Recorded under the “Other current liabilities” caption of the accompanying consolidated balance sheet.

The changes in fair value of these instruments is taken directly to equity under “Valuation adjustments.”

The Group calculates the fair value of the financial instruments based on market and present value.

28. RISK EXPOSURE

The Group’s financial risk management is carried out by the Corporate Finance Department. This area has the necessary mechanisms to control, depending on the Group’s financial structure and position and macroeconomic factors, exposure to fluctuations in interest and exchange rates and credit and liquidity risks using hedging operations when required. The main financial risks and the corresponding Group policies are explained below:

Credit risk

The Group’s main financial assets are cash and other equivalent liquid assets (see note 15) and trade and other accounts receivable (see note 14). In general, cash and other equivalent liquid assets are held with entities with a high credit rating and most trade and other accounts receivable are guaranteed via guarantees, credit insurance and operations with banks.

Third party credit risk is not highly concentrated due both to the diversification of the Group’s financial investments and to the distribution of its trade risk among a large number of clients with short collection periods.

Interest rate risk

Through cash and equivalent liquid assets and financial debt the Group is exposed to fluctuations in interest rates which could have an adverse effect on its results and cash flow. In order to reduce this risk, the Group has established policies and taken out financial instruments so that between 50% and 70% of net debt pays a fixed interest rate.

Exchange rate risk

The Group is exposed to fluctuations in exchange rates which may affect its sales, results, shareholders’ equity and cash flows deriving from the following:

•                                          Investments in foreign entities (mainly in Morocco, Russia, Cuba and the US).

•                                          Purchases and sales denominated in foreign currency, mainly purchases of raw materials and exports of cigarettes denominated in US dollars.

•                                          Operations carried out by Group companies operating in countries whose currency is different to the euro (mainly in Morocco, Russia, Cuba and the US).

In order to reduce this risk, the Group has established policies and taken out certain financial instruments (see Note 27). In particular, the Group keeps the composition of its financial debt in line with that of cash flows in the various currencies. Also, financial instruments are used to reduce exchange rate differences on transactions in foreign currencies.

Liquidity risk

The Group has to make payments arising from its activities, including significant amounts for excise taxes and VAT which, in general, are collected in advance by the Group.

In order to guarantee liquidity and meet all payment commitments arising from its activities, the Group keeps cash on its balances sheet, and has available the financing and credit lines described in Note 24.

29. PROVISIONS

The detail of provisions in the accompanying consolidated balance sheet as of December 31, 2005 and of the main variations in 2005 is as follows:

	Thousand Euros
	Balance at 12/31/04	Additions	Amounts used and Reductions	Transfers	Translation Differences	Balance at 12/31/05
Non-current provisions:
Restructuring plans	48,956	33,045	(3,884)	(22,050)	—	56,067
Provision for pension and similar obligations	80,738	2,640	(7,955)	(211)	4,079	79,291
Provisions for contingencies and other claims	255,119	10,008	(54,231)	(7,139)	2,054	205,810
	384,813	45,693	(66,070)	(29,400)	6,133	341,168
Current provisions:
Restructuring plans	294,203	6,200	(177,311)	2,018	—	125,110
Provisions for contingencies and other claims	10,566	180	(3,502)	(1,214)	66	6,096
	304,769	6,380	(180,813)	804	66	131,206

Restructuring plans

In July 2003 the Group resolved to carry out a new Industrial Plan in 2004 and 2005 and reported its intention to do so as a significant event to the Spanish National Securities Markets Commission (CNMV). The aim of the plan is to rationalize the production structures in Spain and France, preserve the Group’s competitiveness and contribute towards maintaining and ensuring its viability. This Industrial Plan envisaged basically the shutdown of nine locations in Spain and France and entailed the reduction of a certain number of jobs and the need to relocate part of the labor force. In 2005 authorization was received from the pertinent authorities in Spain and the Company started to implement the plan in these country.

The outstanding non-externalized commitments to employees or to the related insurance companies, relating to the 2000 – 2002 labor force reduction plan carried out at the Parent Company and LOGISTA, and the industrial plan described in the preceding paragraph, which are pending payment as of December 31, 2005, amounted to €35,754 thousand (€315,529 thousand as of December 31, 2004), and were recorded under the “Non-current provisions – Restructuring Plans” and “Current provisions – Restructuring Plans,” amounting to €30,079 thousand and €5,675 thousand, respectively (€21,326 thousand and €294,203 thousand as of December 31, 2004).

Provisions for Pensions and Similar Obligations

As of December 31, 2005 the “Provision for Pensions and Similar Obligations” account included mainly the provisions recorded in relation to retirement or termination payments envisaged in the collective labor and similar agreements of Altadis, S.A., SEITA and RTM amounting to €5,153, €7,788 and €25,902 thousand, respectively (€6,586, €6,333 and €31,365 thousand respectively as of December 31, 2004).

This account also includes the provision recorded by Altadis USA, Inc. to cover the pension plans agreed on with its employees. Altadis USA, has certain assets used in these pension plans. The detail of the most important information in relation to the calculation of the liabilities arising from these commitments is as follows:

The actuarial valuations of these obligations and the fair value of the pension plan assets as of December 31, 2005 were carried out by independent experts.

The detail of the main assumptions used in the calculation of the actuarial liability is as follows:

Main assumptions Altadis USA Pension Plan	Thousands of Euros
	2005	2004
Discount rates	5.75%	6.25%
Rate of compensation increase	4.27%	4.27%
Expected return on plan assets	8.00%	8.50%

The present value of the commitments is as follows:

	Thousands of Euros
Present Value of the Obligations	2005	2004
Benefit obligations at the beginning of the year	49,722	42,853
Service costs	2,170	1,462
Interest cost	3,277	2,853
Actuarial losses	1,936	8,637
Benefits paid	(2,231)	(2,015)
Plan amendments	2,675	—
Translation differences	7,630	(4,068)
Obligations at the end of the year	65,179	49,722

“Assets assigned to commitments” and “Plan assets” are those used to directly settle the obligations with employees and that meet the following criteria: are not property of the Group, are only available to pay or finance post-retirement compensation and cannot be returned to Group companies.

The detail of pension plan assets is as follows:

Variations in the Altadis USA	Thousands of Euros
Plan Assets	2005	2004
Fair value of plan assets at the beginning of the year	41,374	35,532
Return on plan assets	4,246	4,316
Employer contributions	185	6,927
Benefits paid	(2,231)	(2,015)
Translation differences	6,191	(3,386)
Fair value of plan assets at the end of the year	49,765	41,374

Considering the present value of the obligations and the market value of the plan assets, the situation of the pension plan is as follows:

	Thousands of Euros
	2005	2004
Present value of the obligations	65,179	49,722
Market value of the plan assets	(49,765)	(41,374)
Unfunded obligations	15,414	8,348

In order to secure the excess obligations assumed in respect of the fair value of the assets, at 2005 year-end the Group had recorded a provision amounting to €18,877 thousand.

Provisions for contingencies and other claims

The balances as of December 31, 2005 of “Provisions for Contingencies and other claims” accounts included €124,430 thousand relating to commitments to personnel arising from the various collective labor agreements and other employee welfare commitments. These accounts also include provisions totaling €81,380 thousand recorded by the Group to cover the contingencies or liability that might arise from the consolidated companies’ ordinary activities.

30. TAX MATTERS

Consolidated Tax Group–

Altadis, S.A. files a consolidated tax statement including all companies with fiscal residence in Spain in which it has owned a stake of at least 75% directly or indirectly during the period, pursuant to the provisions of Chapter VII of Section VII of the Revised Corporation Tax Law approved by Royal Decree-Law 4/2004.

The remaining dependent companies file taxes in accordance with the tax regulations prevailing in each country.

Years open to inspection–

As of December 31, 2005, the Consolidated Tax Group was open to inspection for all the main taxes applicable for the last four years. In general, the foreign consolidated companies are open to inspection for the main taxes applicable for the latest years depending on the specific legislation of each country. Due to the possible interpretations of tax regulations, the results of future inspections for the years open to inspection could give rise to tax liabilities, the amount of which cannot be objectively determined at present. However, the Group’s tax advisors and the Board of Directors believe that the chances of material liabilities arising as a result are remote.

Tax receivable and payable–

The detail of “Tax receivables” as of December 31, 2005 and 2004 is as follows:

	Thousands of Euros
	2005	2004
Deferred tax assets–
Restructuring plans	169,652	189,353
Other deferred tax assets related to employees	88,921	73,094
Other deferred tax assets	163,887	175,604
TOTAL	422,460	438,051

Tax receivable (current)–
VAT	151,116	118,442
Corporate income tax prepayments	63,349	30,319
Accounts receivable from the State for the storage of decommissioned tobacco	3.241	17,914
Other	32,745	67,901
TOTAL	250,451	234,576

The balances of deferred tax assets relate mainly to the period provisions for restructuring plans in prior years, which will be tax-deductible in coming years, and to deferred taxes arising from commitments with employees.

SThe detail of “Tax payables” as of December 31, 2005 and 2004 is as follows:

	Thousands of Euros
	2005	2004
Deferred tax liabilities	253,081	167,705
TOTAL	253,081	167,705
Taxes payable (current)–
Excise tax on tobacco products	2,835,882	2,711,089
VAT	584,302	811,867
Corporate income tax	98,192	43,986
Accrued social security	32,230	28,853
Personal income tax withholdings	9,170	12,619
Other payables to public entities	139,605	50,308
TOTAL	3,699,381	3,658,722

Short-term balances primarily include the “Excise tax on tobacco products” and “VAT” accrued at SEITA, LOGISTA and Logista Italia and not yet paid to the tax authorities as of December 31, 2004 and 2005.

Reconciliation of income per books and taxable income–

The reconciliation between corporate income tax for 2005 applying the prevailing tax rate in Spain and the expense recorded is as follows:

Thousands of Euros
Consolidated income before taxes	966,021
Corporate income tax	337,926
Impact of permanent differences:
Arising in consolidation (*)	36,574
Other	4,155
Deductions from tax liability due to:
Double taxation on dividends	(350)
International double taxation	(1,564)
Investments	(4,813)
Net Deferred tax liabilities variation	(35,412)
CORPORATE INCOME TAX FOR THE YEAR	336,515

(*) Includes the net tax effect of all consolidation adjustments recognized as permanent differences for the Group, which primarily correspond to write-offs and differences arising from the different tax rates applied in Spain and other countries.

Income tax charged to equity–

In addition to the income tax charged to the income statement, in 2005 the Group charged the following amounts to equity:

Thousands
of Euros
First Time adoption IAS 32 and 39	9,424
2005 valuation adjustments	6,442
TOTAL	15,866

31.          TRADE AND OTHER PAYABLES

This mostly includes the amounts due on commercial purchases and related costs. The average payment period for commercial purchases is 46 days.

The Board of Directors estimate that the carrying value of trade payables is similar to fair value.

32.          THIRD-PARTY GUARANTEES

As of December 31, 2005 the Group has guarantees from financial institutions totaling €268,256 thousand (€91,819 thousand as of December 31, 2004) which, in general, secure compliance with certain obligations assumed by the consolidated companies in the course of their business. As of December 31, 2005, the parent Company had provided guarantees for loans granted to proportionally consolidated companies amounting to €120.000 thousand approximately, one-half of which is recorded on the liability side of the accompanying consolidated balance sheet.

Finally, regarding the acquisition of 800 JR Cigar Inc., in october 2003 a purchase option for the purchaser and a sale option for the seller were agreed upon relating to the remaining ownership interest (49%), which can be exercised after five years have elapsed. The price will be determined on the basis of the company’s results in the eight quarters prior to the exercise of the purchase or sale option.

33. REVENUES AND EXPENSES

a.     Revenues

The breakdown of the balances of these headings the income statement for the years ended December 31, 2005 and 2004 is as follows:

	Thousands of Euros
	2005	2004
Sales of goods	10,530,268	7,767,794
Sales discounts	(12,795)	(10,069)
Sales of services	2,190,753	1,788,018
Other sales	—	114
Net sales	12,708,226	9,545,857

Capital gains (*)	91,080	65,194
Other	40,568	65,303
Other income	131,648	130,497

(*) Most of this amount related, in 2004, to the proceeds from the sale of the Málaga and San Sebastián plants (see Note 7) and, in 2005, to those obtained on the disposal of the La Coruña plant (see Note 8).

b.     Financial revenues

The detail of the balance of this heading in the consolidated income statement is as follows:

	Thousands of Euros
	2005	2004
Dividend income	3,690	793
Income from marketable securities	6,605	1,900
Interest income	83,615	89,013
Excess financial provisions	14,774	1,454
	108,684	93,160

c.     Financial expenses

The detail of the balance of this heading in the consolidated income statement is as follows:

	Thousands of Euros
	2005	2004
Debt interest expenses	178,762	166,365
Loss on disposal of financial assets	277	452
Losses on bad debts	—	6,828
Provision of financial assets	24,377	2,181
	203,416	175,826

d.     Headcount

The average number of the Group’s employees, by category, was as follows:

	Number of employees (*)
	2005	2004
Management	382	343
Line personnel and clerical staff	6,964	6,164
Auxiliary staff	3,643	3,339
Manual workers	16,186	14,202
TOTAL	27,175	24,048

(*) Headcount of Companies consolidated by proportional method is not included.

e.     Other disclosures

The fees for 2005 financial audit services and other services services provided to the companies comprising the Altadis Group by the Group auditor, Deloitte, amounted to €1,855 thousand and €311 thousand respectively. Additionally, the fees for other professional services amounted to €989 thousand.

34. SEGMENT INFORMATION

Segment criteria–

Segment reporting is first organized by the Group’s business segments and then by the geographical segments.

Primary reporting format – business segments

The business segments described hereafter are established in accordance with the Altadis Group’s organizational structure at the end of 2005 bearing in mind the nature of the products and services offered and by customer segments to which they are offered.

In 2005 the Altadis Group’s main business segments, which constitute the basis of its primary reporting, were:

•    Cigarettes

•      Cigars

•      Logistics

•      Other businesses

Secondary reporting format – geographical segments

The Group’s businesses operate in the European Union, the rest of Europe, the rest of the OECD and the rest of the world.

Basis and methodology for business segment information–

The segment information provided is based on the monthly reports prepared by the Altadis Group and generated using a software application that classifies transactions by business segment or geographically.

Segment revenues correspond to revenues directly attributable to the segment plus the general group revenues that can be allocated to the segment using reasonable bases for distribution. Revenues obtained in the ordinary course of business do not include interest or dividend income, or gains on the sale of financial assets, recoveries or debt cancellation. Segment expenses are determined by the expenses derived from the segment’s operating activities that are directly attributable plus the percentage of expenses than may be allocated to the segment using a reasonable basis for distribution. Allocated expenses do not include interest or results on the disposal of financial assets, recoveries or debt cancellation, or the corporate income tax charge or overheads corresponding to the headquarters that are not related to the operating activities of the segments and, therefore, may not be allocated based on reasonable criteria. Segment expenses should include the proportion of expenses of all proportionally-consolidated businesses.

Segment results are shown before any adjustment for minority interests.

Segment assets and liabilities are those directly related to the operation of the segment plus those that are directly attributable to it in accordance with the aforementioned distribution criteria and include their part corresponding to business combinations. Segment liabilities do not include income tax liabilities.

Segment information of these businesses is as follows.

Primary reporting format

	Thousands of Euros
	Cigarettes		Cigars		Logistics		Other		Eliminations		Group Total
	12/31/05	12/31/04	12/31/05	12/31/04	12/31/05	12/31/04	12/31/05	12/31/04	12/31/05	12/31/04	12/31/05	12/31/04
REVENUES–
Sales	2,034,277	1,991,745	1,062,387	1,000,430	10,707,363	7,901,596	286,882	72,611	(1,382,683)	(1,420,525)	12,708,226	9,545,857
Other income	32,219	48,048	2,031	3,959	14,466	8,427	83,903	70,590	(971)	(527)	131,648	130,497
TOTAL REVENUES	2,066,496	2,039,793	1,064,418	1,004,389	10,721,829	7,910,023	370,785	143,201	(1,383,654)	(1,421,052)	12,839,874	9,676,354

RESULTS–
Profit before tax	560,848	585,943	201,061	181,031	281,438	239,769	119,999	23,445	(197,325)	(152,343)	966,021	877,845

Inter-segment sales are made at market prices.

	Thousands of Euros
	Cigarettes		Cigars		Logistics		Other (*)		Group Total
	12/31/05	12/31/04	12/31/05	12/31/04	12/31/05	12/31/04	12/31/05	12/31/04	12/31/05	12/31/04
OTHER INFORMATION
Addition of property, plant and equipment	63,577	68,832	13,577	17,329	71,075	41,967	19,510	21,346	167,963	149,055
Depreciation	93,612	95,845	25,178	25,279	39,572	27,227	36,559	19,688	194,926	168,034
Impairment losses recognized in income	1,094	18,260	39	4	4,155	12,774	402	72	5,690	31,110

BALANCE SHEET
ASSETS
Non-current assets	1,817,659	1,660,752	1,071,995	987,120	1,844,978	1,683,765	650,335	607,128	5,384,967	4,938,765
Current assets	815,536	826,666	525,181	451,222	2,877,860	3,107,010	1,832,941	1,395,366	6,051,518	5,780,264
LIABILITIES
Non-current liabilities	191,084	204,277	122,954	122,324	138,260	91,641	2,532,949	1,957,669	2,985,247	2,375,911
Current liabilities	461,682	536,031	177,064	149,626	4,371,256	4,718,653	2,125,277	1,513,432	7,135,279	6,917,742

(*) The balances of “Other” included Cash and cash equivalents, current financial assets, bonds and other marketable debt securities and bank loans and other financial debt

Secondary reporting format

The following table provides the breakdown of certain Group balances in accordance with the geographical distribution of the companies that produce them:

	Thousands of Euros
	Revenues		Total Assets		Additions to Property, Plant and Equipment and Intangible Assets
	2005	2004	2005	2004	2005	2004
Spain	3,153,700	2,557,000	5,805,616	4,969,441	90,069	81,271
France	4,776,326	4,787,657	3,687,131	4,087,465	45,247	43,892
Other European Union countries	3,256,400	893,300	1,280,558	1,220,534	13,461	5,165
Other OCDE countries	740,200	700;800	342,646	217,427	5,640	7,105
Other countries	781,600	607,100	328,411	225,263	13,546	11,622
TOTAL	12,708,226	9,545,857	11,444,362	10,720,130	167,963	149,055

35. SHARE-BASED COMPENSATION

As of December 31, 2005, the Group companies had the following compensation schemes linked to the share price:

a)     Stock options on Altadis S.A. shares:

On June 21, 2000, the Parent Company’s Shareholders’ Meeting approved a compensation for directors holding executive office, executives and employees of the Altadis Group based on the granting of options on the Company’s shares. Two tranches of compensation were approved in 2000 and 2002 for a total of 3,925,500 and 5,980,500 share options, respectively, at exercise prices of €16.20 and €23.44 per share, respectively. These rights can be exercised once four years have elapsed and before the sixth year from the grant date.

As of December 31, 2005, 384,393 of the options granted in 2000 had yet to be exercised (1,488,990 options as of December 31, 2004).

In relation to this stock option plan, in order to hedge the possible fluctuations in Altadis, S.A.’s share price, the Parent Company arranged two equity swap contracts, one relating to the 2000 plan at €16.26 per share and the other at €22.74 per share for the 2002 plan.

b)    Stock options on SEITA shares:

In 1996, 1997 and 1998 three compensation plans for certain SEITA employees were approved entailing options on the company’s shares. These plans included a total of 270,740, 278,633 and 354,815 share options, which could not be exercised for a period of five years from the grant date, at the end of which they may be exercised at any time in a period of three years at exercise prices of €28.86, €28.58 and €45,53 per share respectively. Of these plans, 36,959 options were outstanding as of December 31, 2005 (61,239 options as of December 31, 2004).

Also, when the Altadis Group was created, employees of SEITA were guaranteed the possibility of exchanging the shares relating to these stock option plans for Altadis, S.A. shares, after the option is exercised, and maintaining the exchange ratio of SEITA shares for shares of Altadis, S.A. approved in the acquisition of SEITA by Altadis, S.A. (6 SEITA shares for 19 Altadis S.A. shares).

c)     Stock options on LOGISTA shares:

In 2000 and 2002 two compensation plans for certain LOGISTA employees were approved based on the granting of options on the company’s shares. These plans included a total of 506,300, and 722,400 share options, and it was established that the options could be exercised after the third year and before the sixth year of the plan at exercise prices of €21.00 and €18.73 per share, respectively. As of December 31, 2004 all the options of the first share option plan were exercised (190,000 options were outstanding as of December 31, 2004). Also, at 2005 year-end the second share option plan was also hedged by an “equity swap”, 321,000 options are outstanding.

d)    Free shares plan:

Altadis S.A.–

In 2005 Altadis’ Board of Directors approved to issue and deliver free shares to its employees with the following characteristics:

1.     The plan will be implemented in three stages, in 2005, 2006 and 2007.

2.     Each stage includes:

•                  A three-year period in which the allocation of the rights to the shares options is conditional on certain targets being met.

•      An additional two-year period in which the shares are frozen.

If the targets are achieved, the shares will be delivered without any consideration by the beneficiaries.

For the shares initially granted to be effectively allocated, the following requirements must be met:

•                  After the third year of the initial allocation of certain rights to shares to beneficiaries, the Total Shareholders’ Return (TRA) target must have been met. The value of the TRA is the sum of the estimated increase in Altadis’ share price during the period in which the rights are generated and the estimated dividends per share for the same period.

•                  The initial value allocated to the share, calculated based on the average price of the 90 sessions of the Madrid Stock Exchange prior to the data of the Board agreement, was €34.75. To meet the Group’s planned TRA target, the value indicated for the first stage of the plan must reach €9.27 per share.

•                  The final number of shares allocated will depend on the degree of fulfillment of the stated targets at the end of the third year of the plan relative to the initial share price. It will range from 60% of the shares initially allocated when the same percentage of the TRA is reached to 130% of the number of shares initially allocated with the TRA has been exceeded by more than 10%. The Chairman of the Board of Directors and of the Executive Committee are exceptions to this stipulation as the final number of shares assigned them may not exceed the initial amount

If less than 60% of TRA is reached, all the shares allocated with become null and void.

The rights to the shares initially allocated in the first stage of the plan are:

Rights
Directors	70,000
Executives	60,000
Other employees	342,060

In accordance with the methodology indicated in IFRS 2, the Group recognizes the plan as a transaction with share- based payment that is settled with the issuance of equity. The fair value of the equity instruments is measured using a valuation model (asset-or-nothing digital options) with the following assumptions:

•                  Volatility: 20%

•                  Employee turnover rate: 2%

•                  Annual dividend yield: 3%

The estimated cost of the plan (€7.4 million) will be taken to the consolidated income statement on a straight-line basis over the accrual period (three years).

LOGISTA–

At the end of 2005, LOGISTA’s Board of Directors approved a plan to issue free shares of LOGISTA to employees during a period of three years (2005, 2006 and 2007) similar to the scheme above described for Altadis. The main differences with respect to Altadis’ plan are:

TRA	€10.08
First stage of the plan
Number of LOGISTA shares	59,680
Rights allocated:
Executives	10,400
Other employees	49,280

At the end of 2005 the Group did not recognise in income any effects of this new plan because they were not material.

36. FOREIGN CURRENCY TRANSACTIONS

Foreign currency translations primarily correspond to transactions carried out by Group companies in their functional currencies; US dollars (USD) by Altadis, USA, 800 JR Cigar and Corporación Habanos, Morrocan dirhams (DAM) by RTM, Polish zlotys (PLN) by Altadis Polska and Russian Roubles (RUB) by Balkan Star

37. TRANSACTIONS WITH ASSOCIATES AND OTHER RELATED PARTIES

The balances as of December 31, 2004 and 2005 of transactions with associates and other related parties are as follows:

	Thousands of Euros
					Accounts Payables
	Accounts Receivables					Proportionally
	Receivables		Current loans			consolidated
2005	Associates	Other	Associates	Other	Associates	companies
Corporación Habanos Subgroup	—	195	—	3	—	3,018
Internacional Cubana del Tabaco, S.L.	—	209	—	203	—	21
PMC	—	2,381	—	—	—	381
RAF Subgroup	—	724	—	—	—	4
Tabacos Elaborados, S.A.	1,782	—	—	—	209	—
Compañía Española de Tabaco en Rama, S.A.	—	—	—	—	3,606	—
LTR	7	—	—	—	1,415	—
MTS	265	—	—	—	230	—
MITSA	820	—	—	—	—	—
TOTAL	2,874	3,509	—	206	5,460	3,424

	Thousands of Euros
					Accounts Payables
	Accounts Receivables					Proportionally
	Receivables		Current loans			consolidated
2004	Associates	Other	Associates	Other	Associates	companies
Corporación Habanos Subgroup	—	23	—	24,955	—	1,854
Internacional Cubana del Tabaco, S.L.	—	—	—	414	—	—
Tabacos Elaborados, S.A.	1,608	—	—	—	226	—
Compañía Española de Tabaco
en Rama, S.A.	—	—	—	—	3,460	—
LTR	28	—	—	—	1,183	—
MTS	59	—	—	—	227	—
MITSA	585	—	—	—	—	—
Tabacos Canary Islands, S.A. (TACISA)	10,864	—	—	—	325	—
CITA Subgroup	1,712	—	—	—	4,993	—
Unión Ibérica de Radio, S.A.	—	—	189	—	—	—
Aldeasa Subgroup	2,192	—	—	—	82	—
TOTAL	17,048	23	189	25,369	10,496	1,854

Current loans earn interest tied to Euribor plus a market spread.

Transactions with associates and other related parties in 2004 and 2005 were as follows:

	Thousands of Euros
	Purchases and Services Rendered		Sales and Services Rendered
2005	Associates	Other	Associates	Other
Corporación Habanos Subgroup	—	30,166	—	522
Internacional Cubana del Tabaco, S.L.	—	—	—	89
PMC	—	3,022	—	1,387
Tabacos Elaborados, S.A.	1,401	—	5,471	—
Compañía Española de Tabaco en Rama, S.A.	14,235	—	—	—
MTS	3,749	—	265	—
LTR Industries	17,184	—	286	—
MITSA	—	—	2,978	—
CITA Subgroup	4,560	—	—	—
RAF Subgroup	—	9,793	—	4,494
Tabaco Canary Islands, S.A. (TACISA)	7,928	—	3,273	—
TOTAL	49,057	42,981	12,273	6,492

	Thousands of Euros
	Purchases and Services Rendered		Sales and Services Rendered
2004	Associates	Other	Associates	Other
Corporación Habanos Subgroup	—	31,340	—	663
Internacional Cubana del Tabaco, S.L.	—	—	—	312
Tabacos Elaborados, S.A.	1,195	—	5,929	—
Compañía Española de Tabaco	—
en Rama, S.A.	10,388	—	—	—
CITA Subgroup	63,839	—	4,782	—
Aldeasa Subgroup	223	—	14,457	—
Tabacos Canary Islands, S.A. (TACISA)	1,647	—	10,420	—
LTR Industries	14,795	—	—	—
MTS	42	—	—	—
Iberia L.A.E. Subgroup	—	—	102	—
TOTAL	92,129	31,340	35,690	975

38. BOARD OF DIRECTORS AND EXECUTIVES COMPENSATION

Remunerations to the Directors–

Remunerations received in financial year 2005 by members of the Board of Directors of Altadis, S.A., by way of per diem allowances and for their membership on some of the Board’s Delegate Committees amounted to 1,156 thousand euros (1,205 thousand euros in 2004), and the breakdown was as follows:

	Thousands of Euros
	Per Diem	Delegate
2005	Allowance	Committees	Total
Mr Jean-Dominique Comolli	58.5	30.0	88.5
Mr Antonio Vázquez Romero (**)	35.6	14.3	49.9
Mr Pablo Isla Álvarez de Tejera (*)	22.8	5.6	28.4
Mr César Alierta Izuel	55.5	15.0	70.5
Mr Bruno Bich	55.5	12.5	68.0
Mr Carlos Colomer Casellas	55.5	21.6	77.1
Mr Charles-Henri Filippi	54.0	20.0	74.0
Mr Amado Franco Lahoz	55.5	10.0	65.5
Mr Gonzalo Hinojosa Fernández
de Angulo	58.5	35.0	93.5
Mr Jean-Pierre Marchand	58.5	17.5	76.0
Mr Patrick Louis Ricard	52.5	10.0	62.5
Mr Jean-Pierre Tirouflet	57.0	10.8	67.8
Mr Javier Gómez-Navarro
Navarrete (**)	16.5	—	16.5
Mr José Fernández Olano (*)	39.0	5.0	44.0
Mr Gregorio Marañón y
Bertrán de Lis	54.0	7.5	61.5
Mr Berge Setrakian	58.5	5.0	63.5
Mr Wolf Schimmelmann	55.5	6.6	62.1
Mr José María Goya Laza (*)	14.2	2.5	16.7
Mr Edouard Stern (*)	14.2	—	14.2
Mr Marc Grosman	55.5	—	55.5
TOTAL	926.8	228.9	1,155.7

(*) These Directors resigned from office during 2005.

(**) These Directors substituted for the Directors who resigned from office in 2005.

During 2005, nine Board meetings were held and 19 meetings of its Delegate Committees–five of the Executive Committee, six of the Audit and Control Committee, six of the Appointments and Remuneration Committee and two of the Strategy, Ethics and Corporate Governance Committee.

Members of the Board of Directors also received a total sum of 219 thousand euros during 2005 by way of per diem allowances for attendance at Board Meetings of companies in the Group (233 thousand euros in 2004).

The overall salary remuneration received in financial year 2005 by members of the Board amounted to 1,697 and 925 thousand euros for the fixed and variable items, respectively (1,417 thousand euros and 965 thousand euros in 2004), and it comprises:

•                  Remunerations received by the Chairman of the Board during the year as a whole.

•                  Remunerations received by the Executive Co-Chairman, who resigned from his post on 14 May 2005.

•                  Remunerations received by the current Chairman of the Executive Committee and Chief Executive Officer from the date of his appointment on 14 May 2005.

•                  The remuneration received by the Executive Chairman of Aldeasa, S.A. and member of the Board of Directors of the Company, from the date of his appointment in Aldeasa on 16 June 2005.

The Executive Co-Chairman, who resigned from his post and left the Board of Directors of the Company during financial year 2005, received 985 thousand euros corresponding to the settlement of his professional relationship with the Company. In relation to existing remuneration plans consisting of rights over Company shares, the Chairman of the Board and the Chairman of the Executive Committee and Chief Executive Officer were, at the end of financial year 2005, the holders of 200,000 and 70,000 share option rights, respectively, granted in the year 2002 and tied to the Plan approved by the General Shareholders Meeting of June 2000.

Also, at the end of financial year, they were the holders of the right to receive 35,000 free shares each, by virtue of the Free Share Delivery Plan of Altadis, S.A, approved by the General Shareholders Meeting held in June 2005 in the event that the criteria set down in the regulations for the Plan are met (see Note 35).

Moreover, during 2005 the Chairman of the Board of Directors exercised the 50,000 share options which he still held from those granted in the year 2000. During 2004, the two Executive Co-Chairmen exercised a total of 175,000 options. The options on 200,000 shares in Altadis, S.A., granted in 2002 to the Executive Co-Chairman who resigned in 2005, were cancelled in their entirety.

During financial year 2005 the Board of Directors of Altadis, S.A. approved of a retirement pension for the Chairman of the Board of Directors of the Company, amounting to a total 485 thousand euros per annum, which shall be received by him as from his retirement at the age of 60.

This pension was granted to the chairman of the Board taking into account all the years he served in an executive position until the restructuring of the governance of the Company on 29 June 1005. Said pension will be increased annually, when he turns 61 years of age and in subsequent years, taking the rate of inflation as a reference and 50% of the pension wuoud revert, in the event of death of the beneficiary, to his wife. The present value of this pension amounts to approximately 8,200 thousand euros, and an insurance policy has been subscribed to subcontracts same, which has entailed a outlay of 2,103 thousand euros in financial year 2005.

Also, the Board of Directors approved of a retirement pension for the Chairman of the Executive Committee and Chief Executive Officer of the Company, amounting to 50 thousand euros per year in office as from his appointment, on 14 May 2005, with a ceiling of 500 thousand euros of annual pension when reaching 64 years of age. The resulting pension will likewise be updated according to the rate of inflation as from 2011 and 50% of the pension would revert to wife in the event of death. The present value of this commitment amounts to approximately 6,177 thousand euros, assuming he retires at the age of 64, and it will be sub-contracted as from financial year 2006 by means of the subscription of an insurance policy, and there were no outlays for this item in financial year 2005. The benefits of both these retirement pensions include the pensions benefits arising from social security, from the Company’s savings plan, and from any other retirement system supplementing those to which both Directors are entitled by virtue of their vested rights.

As of 31 December 2005 and 2004 there were no loans granted to members of the Board of Directors of Altadis, S.A. The total sum of benefits by means of life insurance and pensions for members of the Board of Directors amounted to 2,466 thousand euros in 2005 (330 thousand euros in 2004), including that stated in the previous paragraphs.

Remunerations to Senior Executives–

The remuneration for Senior Executives of the Parent Company, excluding those who are simultaneously also members of the Board of Directors (whose remunerations have been detailed above), during financial years 2004 and 2005, is summarised on the following table:

	No. of Persons	Thousand of Euros
2004	12	4,661
2005	7	2,603

During 2005 a change took place in the managerial structure of the Group, in which the number of members of the Management Committee went from twelve to seven, these being those considered as Senior Executives. The amount stated as Senior Executive remuneration for 2005 contains sums accrued on account of this new structure of seven members during the year. In addition, two of the people appearing in this section as Senior Executives joined the Management Committee at different moments in the year, in May and October, respectively; the remuneration considered is that received from the date of their joining. The theoretical salary that the aforementioned persons would have received had they been hired on 1 January 2005, would have been EUR 3,184 thousand.

The sums stated above do not contain the profits made by the exercise of the share options held by Senior Executives (see Note 35), which amounted to 605 and 4,470 thousand euros in financial years 2005 and 2004 respectively.

As of 31 December 2005 and 2004 there were no loans granted to Senior Executives of Altadis, S.A. There are certain benefits regarding life insurance and pensions in favour of the aforementioned personnel, which have implied an overall sum of 276 thousand euros in 2005 (496 thousand euros in 2004).

Details of holdings in companies having similar activities and the undertaking by Directors of similar activities, whether on their own behalf or on behalf of others

As of 31 December 2005, members of the Board of Directors did not maintain any holdings in the capital of companies having the same, analogous or complementary type of activity to that forming the corporate purpose of the Parent Company. Likewise, they have not and do not carry out activities on their own behalf or on behalf of others having the same, analogous or complementary type of activity to that forming the corporate purpose of the Parent Company, with the exception of the following (including positions in Group and Associated companies):

Director	Position	Company
Antonio Vázquez Romero	Chairman	LOGISTA
Antonio Vázquez Romero	Director	SEITA
Antonio Vázquez Romero	Vice-Chairman of the Monitoring Board	RTM
Antonio Vázquez Romero	Director	Aldeasa, S.A.
Jean-Dominique Comolli	Chairman	SEITA
Jean-Dominique Comolli	Director	LOGISTA
Jean-Dominique Comolli	Director	Aldeasa, S.A.
Jean-Dominique Comolli	Chairman of the Monitoring Board	RTM
Charles-Henri Filippi	Director	SEITA
Javier Gómez-Navarro Navarrete	Chairman	ALDEASA
Gregorio Marañón y Bertrán de Lis	Director	LOGISTA
Jean-Pierre Marchand	Director	SEITA
Berge Setrakian	Director	Altadis USA

39. ENVIRONMENTAL MATTERS

Prevailing environmental regulations do not significantly affect the Group’s business activities and, accordingly, it does not have any environmental liability, expenses, revenues, subsidies, assets, provisions or contingencies that might be material with respect to its net worth, financial position and results. Therefore, no specific disclosures relating to environmental issues are included in these consolidated financial statements.

40. SUBSEQUENT EVENTS

On 14 February 2006, the Group announced its intention to reorganise and restructure its business activities in Spain and France. The estimated cost of this new plan is approximately €94 million and the plan will lead to 472 layoffs (239 in France and 233 in Spain).

41. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of International Financial Reporting Standards. Certain accounting practices applied by the Group that conform with International Financial Reporting Standards may not conform with generally accepted accounting principles in other countries.

Exhibit I

ALTADIS, S.A. AND COMPANIES COMPRISING THE ALTADIS GROUP (31-12-05)

Companies and/or Groups	Statutory Auditor (a)	Cost Thousands of Euros	Registered Office	Core Business	% of Ownership Total
Full consolidation–
SEITA (1)	Deloitte / Barbier Frinault & Autres (E&Y)	911,878	France	Tobacco and distribution	99.99
RTM	Deloitte	1,634,711	Morocco	Tobacco and distribution	100.00
Tabacalera Cigars International, S.A.	Deloitte	167,873	Spain	Holding company	100.00
LOGISTA (1)	Deloitte	141,664	Spain	Distribution and services	58.43
ITI Cigars	Deloitte	490,277	Spain	Holding company	100.00
Urex Inversiones, S.A.	Deloitte	43,287	Spain	Holding company	100.00
Altadis Finance, B.V. (2)	Barbier Frinault & Autres (E&Y)	1,028	Netherlands	Financial services	100.00
Altadis Emisiones Financieras, S.A.U.	—	60	Spain	Financial services	100.00
Proportional consolidation–
Retail Airport Finance, S.L. (RAF)	Deloitte	136,211	Spain	Holding company	50.00
Equity method–
Tabacos Elaborados, S.A. (3)	Gaudit	192	Andorra	Tobacco	55.11
Tabaqueros Asociados, S.A.	Gaudit	138	Andorra	Tobacco	33.33
MTS Tobacco, S.A.	Ernst & Young	391	Spain	Tobacco machinery and replacement parts	40.00

Companies and/or Groups	Statutory Auditor (a)	Registered Office	Core Business	% of Subgroup ownership
SEITA Subgroup:

Full consolidation—
Meccarillos International	Ernst & Young	Luxembourg	Holding company	99.99
Société de Commercialisation de Bobines en Europe	Segec Audit	France	Sale of cigar bobbins	99.99
Philippine Bobbin Corporation Cigars	C.L. Manabat (Deloitte)	Philippines	Manufacture of cigar bobbins	99.99
Meccarillos France	Ernst & Young	Luxembourg	Trademark ownership	89.99
Meccarillos Switzerland	Ernst & Young	Luxembourg	Trademark ownership	59.99
SAF	Barbier Frinault & Autres (E&Y)	France	Distribution	99.99
Supergroup Distribution	Mazars & Guerard	France	Distribution	99.89
Nordipa	Ernst & Young	France	Distribution	99.99
Seita Participations	Barbier Frinault & Autres (E&Y)	France	Holding company	99.96
Altadis Belgium	Ernst & Young	Belgium	Cigarette distribution and promotion	99.83
Altadis Océan Indien	Mazars & Guerard	France Isla Reunión	Trademark ownership	99.76
Altadis Finland	Barbier Frinault & Autres (E&Y)	Finland	Distribution	99.76
Seitamat	Barbier Frinault & Autres (E&Y)	France	Purchase-sale and renting of material	99.29
Metavideotex Distribution	Barbier Frinault & Autres (E&Y)	France	Sale of automatic machines	84.64
Sitar Holdings, S.A.	HDM/Auditec	France Isla Reunión	Holding company	61.40
Coretab	Exa (E&Y)/HDM	France	Manufacture of cigarettes	99.99
Sodisco	Exa (E&Y)/HDM	France	Distribution	99.96
Altadis Holdings USA, Inc. (4)	Deloitte	US	Holding company	58.82
Consolidated Cigar Holdings Inc. (4)	Deloitte	US	Holding company	58.82
Altadis USA, Inc. (4)	Deloitte	US	Manufacture and sale of cigars	58.82
Tabacalera Brands Inc. (4)	Deloitte	US	Trademark ownership	58.82
Congar International, Inc. (4)	Deloitte	US	Manufacture and sale of cigars	58.82
Cuban Cigar Brands, N.V. (4)	—	Netherlands	Trademark ownership	58.82
Max Rohr, Inc. (4)	—	US	Trademark ownership	58.82
Macotab	Mazars & Guerard	France	Manufacture and sale of cigarettes	99.90
Altadis Polska	Deloitte	Poland	Manufacture and sale of cigarettes	96.20

Companies and/or Groups	Statutory Auditor (a)	Registered Office	Core Business	% of Subgroup ownership
Altadis Financial Services, S.N.C. (5)	Barbier Frinault & Autres (E&Y)	France	Financial services	60.00
LPM Promodem	Barbier Frinault & Autres (E&Y)	France	Shops, Fitting — out	100.00
Nicot Participations	Barbier Frinault & Autres (E&Y)	France	Financial services	100.00
Altadis Italia	Ernst & Young	Italy	Promotion	100.00
Sodim	Deloitte	France	Measurement instruments	100.00
Balkan Star	Deloitte	Russia	Manufacture and sale of cigarettes	99.69
Tahiti Tabacs	Roth Johnny	French Polynesia	Distribution of tobacco	100.00
Cartonnerie Reunionnaise	Exa (E&Y)	France	Elaboración de cartonajes	74.58
Altadis Hungary	Deloitte	Hungary	Promotion	100.00
Altadis Deutschland	Ernst & Young	Deutschland	Promotion	100.00
Sugro	Fagot	France	Distribution	99.70
Altadis Ceska	Deloitte	Republic Czech	Promotion	100.00
Altadis Hellas	Ernst & Young	Grece	Promotion	100.00
Altadis Austria	Deloitte	Austria	Promotion	100.00
Altadis Luxembourg	Ernst & Young	Luxembourg	Distribution and promotion of tobacco	100.00
RP Diffusion	—	France	Distribution	100.00

SEITA Subgroup:
Equity method—
LTR Industries	Deloitte	Frence	Reconstituted tobacco	28.00
Intertab	PricewaterhouseCoopers	Switzerland	Financial Services	50.00
Mitsa	—	Andorra	Manufacture	24.00

LOGISTA Subgroup
Full consolidation—
Distribérica, S.A.	—	Spain	Distribution of published material and other products	100.00
Distribarna, S.A.	BDO	Spain	‘’	100.00
Distribuidora de Publicaciones del Sur, S.A.	BDO	Spain	‘’	100.00
Distribuidora del Este, S.A.	BDO	Spain	‘’	50.00
Distribuidora de las Rías, S.A.	—	Spain	‘’	100.00
Asturesa de Publicaciones, S.A.	—	Spain	‘’	100.00

Companies and/or Groups	Statutory Auditor (a)	Registered Office	Core Business	% of Subgroup ownership
Promotora Vascongada de Distribuciones, S.A.	—	Spain	‘‘	100.00
Distribuidora de Navarra y del Valle del Ebro, S.A.	—	Spain	‘‘	60.00
Comercial de Prensa SIGLO XXI, S.A.	BDO	Spain	‘‘	80.00
Publicaciones y Libros, S.A.	BDO	Spain	‘‘	100.00
Distribuidora Valenciana de Ediciones, S.A.	BDO	Spain	‘‘	50.00
Distriburgos, S.A.	—	Spain	‘‘	50.00
Midesa Sociedade Portuguesa de Distribuição, SGPS, S.A	Deloitte	Portugal	‘‘	100.00
Jornal Matinal, Lda.	Deloitte	Portugal	‘‘	100.00
Marco Postal, LDA.	Deloitte	Portugal	‘‘	70.00
Librodis Promotora y
Comercializadora del Libro, S.A.	—	Spain	‘‘	60.00
Logilivro, Logística do Livro, Lda.	Deloitte	Portugal	‘‘	85.00
Distribuidora del Noroeste, S.L.	BDO	Spain	‘‘	51.00
Midsid Sociedade Portuguesa de Distribuição, SGPS, S.A.	Deloitte	Portugal	Distribution of tobacco and other products	100.00

Logirest, S.L.	—	Spain	Distribution to catering outlets	60.00
Logista-Dis, S.A.	BDO	Spain	Distributor	100.00
La Mancha 2000, S.A.	BDO	Spain	‘‘	100.00
Dronas 2002, S.L.	Deloitte	Spain	Industrial and express parcel delivery and pharmaceutical logistics	100.00

Logesta Gestión de Transporte, S.A.	BDO	Spain	Goods transport	51.00
Logista France, S.A.	Barbier Frinault & Autres (E&Y)	France	Distribution	100.00
Logista Italia, S.p.A.	Deloitte	Italy	Tobacco distribution	100.00
Terzia S.P.A.	Deloitte	Italy	Distribution	68.00
Daci S.P.A.	—	Italy	Distribution	68.00

Equity method—
Distibuidora de Prensa por Rutas, S.A.	—	Spain	Distribution of published material and other products	32.00

International News Portugal, LDA	—	Portugal	‘‘	20.00

Companies and/or Groups	Statutory Auditor (a)	Registered Office	Core Business	% of Subgroup ownership
Urex Inversiones Subgroup:
Full consolidation—
Servicio de Venta Automática, S.A.	Deloitte	Spain	Distribution via
			vending machines	100.00
Logivend, S.A.	Deloitte	Spain	Distribution via vending machines	100.00
Hebra Promoción e Inversiones, S.A.	Deloitte	Spain	Investment promotion	100.00
Tabacmesa, S.A.	Deloitte	Spain	Sales in duty-free zones	100.00
Interprestige, S.A.	Deloitte	Spain	Operation of sports facilities	100.00
Comercializadora de Productos de Uso y Consumo, S.A.	Deloitte	Spain	Distributor	100.00
Glopro International Ltd.	Deloitte	The Bahamas	Trademark acquisition and ownership	100.00
Urecor Comunicaciones y Medios, S.L.	—	Spain	Holding company	75.00

Equity method—
Compañía Española de
Tabaco en Rama, S.A.	KPMG	Spain	Production and sale of raw tobacco	20.82
Unión Ibérica de Radio, S.A.	Audycuenta	Spain	Radio stations	27.78

ITI Cigars Subgroup:
Full consolidation—
Inversiones Tabaqueras
Internacionales, S.A.	—	Spain	Holding company	100.00
Empor	—	Portugal	Tobacco distribution	70.00
Emporlojas	—	Portugal	Tobacco distribution	100.00
Tabacalera Brands, S.L.	—	Spain	Holding company	100.00
ITB Corporation	—	The Bahamas	Trademark acquisition and ownership	100.00

Proportional consolidation—
Corporación Habanos Subgroup	Deloitte	Cuba	Sale and distribution of cigars	50.00
Internacional Cubana de Tabaco, S.L.	Ernst & Young	Cuba	Manufacture and sale of small cigars	50.00
Promotora de Cigarros, S.L.	Deloitte	Spain	Sale of cigars	50.00

Companies and/or Groups	Statutory Auditor (a)	Registered Office	Core Business	% of Subgroup ownership
RAF Subgroup:
Full consolidation—
Aldeasa, S.A.	Deloitte	Spain	Sales in duty-free zones	99.61

Tabacalera Cigars
International Subgroup:
Full consolidation—
800 JR Cigar, Inc.	Deloitte	US	Distribution of cigars	51.00
MC Management	Deloitte	US	Distribution of cigars	51.00
Tabacalera de García, SAS.	Deloitte	France	Manufacture and sale of cigars	100.00
La Flor de Copán, SAS.	Deloitte	France	Manufacture and sale of cigars	100.00

(1) This percentage does not include the shares affected by the stock option plans (see notes 5.13 and 35).

(2) SEITA owns 50.00% of this shareholding.

(3) Altadis, S.A. indirectly owns 21.78% through Tabaqueros Asociados, S.A.

(4) Altadis, S.A. owns the other 41.18% through Tabacalera Cigars International, S.A.

(5) Altadis, S.A. owns the other 40.00% through Urex Inversiones, S.A.

(a) Where no information is given, the individual company does not reach the threshold above which it would be subject to statutory audit.